United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 31, 2025		Director of Investor Relations



Rio de Janeiro, July 31st, 2025

Vale's performance in 2Q25

VALE

"We delivered another strong quarter, reflecting our focus on operational excellence and disciplined execution, keeping us on track to meet our 2025 guidances. Safety remains a core value, and we're encouraged by the clear progress toward an accident-free work environment across our operations. As we advance in our strategy to strengthen our flexible product portfolio, we continue to lower costs and build resilience, which will help us navigate well in any market scenario. This quarter, we also reached a key milestone as our first copper mine project under the New Carajás program obtained its preliminary license, marking tangible progress toward future growth. These achievements reaffirm our strategy and demonstrate our commitment to building a leading mining platform that creates long-term value for all stakeholders.",
commented Gustavo Pimenta, Chief Executive Officer.

Selected financial indicators

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Net operating revenues	8,804	9,920	-11%	8,119	8%	16,923	18,379	-8%
Total costs and expenses (ex-Brumadinho and dams decharacterization)[1]	(6,462)	(6,974)	-7%	(5,803)	11%	(12,265)	(12,871)	-5%
Expenses related to Brumadinho and dams decharacterization	(38)	1	n.a.	(97)	-61%	(135)	(40)	238%
Adjusted EBIT	2,606	3,200	-19%	2,411	8%	5,017	5,924	-15%
Adjusted EBITDA	**3,386**	**3,993**	**-15%**	**3,115**	**9%**	**6,501**	**7,431**	**-13%**
Proforma EBITDA[2,3]	**3,424**	**3,997[3]**	**-14%**	**3,212**	**7%**	**6,636**	**7,500[3]**	**-12%**
Proforma EBITDA margin (%)	39%	40%	-1 p.p.	40%	-1 p.p.	40%	41%	-1 p.p.
Free cash flow	1,008	2,802	-64%	504	100%	1,512	5,023	-70%
Recurring free cash flow	1,008	197	412%	504	100%	1,512	2,442	-38%
Attributable net income	**2,117**	**2,769**	**-24%**	**1,394**	**52%**	3,511	4,448	**-21%**
Proforma net income attributable to Vale's shareholders	**2,117**	**1,997**	**6%**	**1,471**	**44%**	3,588	3,692	**-3%**
Net debt[4]	12,149	8,590	41%	12,198	0%	12,149	8,590	41%
Expanded net debt	17,448	14,683	19%	18,242	-4%	17,448	14,683	19%
Capital expenditures	1,053	1,328	-21%	1,174	-10%	2,227	2,723	-18%

[1] Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. [2] Excluding expenses related to Brumadinho and non-recurring items. [3] Including EBITDA from associates and JV's. Historical figures restated. [4] Including leases (IFRS 16).

Results Highlights

- **Operational and cost performance improved across all business segments; all guidances on track.** Copper and nickel sales increased 17% (12.9 kt) and 21% (7.0 kt) y/y, respectively. Iron ore shipments declined 3% (2.4 Mt) y/y, reflecting the ongoing portfolio optimization strategy.
- **The average realized iron ore fines price was US$ 85.1/t,** 6% lower q/q and 13% lower y/y, in line with the broader decline in iron ore reference prices.
- **Iron ore fines' C1 cash cost, excluding third-party purchases, decreased by 11% y/y**, reaching US$ 22.2/t, marking the fourth consecutive quarter of year-over-year cost reduction.
- **All-in costs were down 10% in iron ore (US$ 55.3/t), 60% in copper (US$ 1,450/t), and 30% in nickel (US$ 12,396/t) y/y,** as a result of the implementation of efficiency initiatives and higher production.
- **Copper all-in cost guidance for 2025 revised down to US$ 1,500-2,000/t** (from US$ 2,800-3,300/t), driven by solid operational performance and higher-than-expected gold prices.
- **Proforma EBITDA totaled US$ 3.4 billion, 7% higher q/q and 14% lower y/y.** The strong performance of copper and nickel segments, along with lower C1 cash cost in iron ore, partly offset the impact of weaker commodity prices.
- **Capital expenditures of US$ 1.1 billion were US$ 0.2 billion lower y/y**, on track to meet the 2025 guidance of US$ 5.9 billion and reflecting ongoing efficiency initiatives.
- **Recurring free cash flow generation was US$ 1.0 billion, US$ 0.8 billion higher y/y**, as a result of more favorable working capital variation and lower capital expenditures.
- **Expanded net debt of US$ 17.4 billion as of June 30th was US$ 0.8 billion lower q/q**, mainly driven by free cash flow generation.
- **Approval of US$ 1.448 billion in interest on capital to be paid in September 2025**, implying an annualized yield of 7%[1].

[1] Considering the market cap as of June 30th, 2025.

VALE

Business Highlights

Iron Ore Solutions

- **The first shipment of the Capanema project was completed in Q2.** The project will add 15 Mtpy of net iron ore capacity, with ramp-up completion expected in the first half of 2026. This expansion will support the company's production guidance for 2025 (325-335 Mt).

Energy Transition Metals

- **Vale Base Metals obtained the Preliminary License for the Bacaba project in June**. The project is designed to extend the life of the Sossego Mining Complex, contributing with an average annual copper production of around 50 ktpy over an 8-year mine life. Approximately US$ 290 million will be invested during the project's implementation phase, and the production start-up is planned for the 1H28.

- **Commissioning of the Onça Puma's 2nd furnace project began in July**. Supported by a planned investment of US$ 555 million, the project is expected to contribute to cost reduction across the complex and increase nickel production capacity by 12–15 ktpy. With 94% of physical progress completed, initial metal production is anticipated in 4Q25.

ESG

Tailing Dams

- **The Grupo dam was removed from emergency level in May, following a stability declaration. In July, the Xingu dam's emergency level was lowered from 2 to 1** after improved monitoring and structural evaluations. Grupo dam is expected to be fully decharacterized by late 2025, and Xingu dam by 2034. Vale's ongoing Decharacterization Program has decharacterized 17 of 30 upstream dams since 2019.

Circular Mining

- **Vale's Waste-to-Value program continues to advance**, transforming waste and tailings into valuable resources. The program currently encompasses 150 initiatives, including the tailings reprocessing operation in Gelado and Vargem Grande dams and the WH wastepile in Capanema. In the 1H25, Vale produced around 9 Mt from circularity sources, 14% higher than the same period in 2024.

Forest protection

- **Vale has achieved 200,000 hectares of forest conserved, representing 50% of its 2030 voluntary target.** The company currently supports forest protection efforts across 1 million hectares worldwide, including 800,000 hectares in the Amazon in collaboration with ICMBio.

Transparency

- **Vale published its sustainability-related financial disclosures report**, available here, marking a significant step in alignment with international ISSB standards and Brazilian CBPS Sustainability Disclosure Pronouncements. The voluntary disclosure anticipates regulatory requirements under CVM Resolution 193/23 by two years, underscoring Vale's commitment to transparency and the continued evolution of its climate and sustainability reporting practices.

Reparation

Brumadinho

- **The Brumadinho Integral Reparation Agreement continues to progress**, with approximately 77% of the agreed-upon commitments completed by 2Q25 and in accordance with the deadlines outlined in the settlement. In addition, R$ 3.9 billion has been paid in individual compensation since 2019.

Mariana

- **The Samarco reparation program continues to progress**, with R$ 60 billion disbursed as of June 30, 2025. The definitive compensation program (PID) exceeded initial expectations with formal adherence from over 290,000 individuals. This strong level of engagement reflects the success of the agreement and highlights the effectiveness in resolving the underlying claims through a transparent and structured process.

Financials

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Proforma EBITDA								
Net operating revenues	8,804	9,920	-11%	8,119	8%	16,923	18,379	-8%
COGS	(6,085)	(6,349)	-4%	(5,451)	12%	(11,536)	(11,716)	-2%
SG&A	(131)	(137)	-4%	(145)	-10%	(276)	(277)	0%
Research and development	(159)	(189)	-16%	(123)	29%	(282)	(345)	-18%
Pre-operating and stoppage expenses	(71)	(91)	-22%	(90)	-21%	(161)	(183)	-12%
Brumadinho & decharacterization of dams[1]	(38)	1	n.a.	(97)	-61%	(135)	(40)	238%
Non-recurring expenses	–	(5)	n.a.	–	0%	–	(29)	n.a.
Other operational expenses (excluding non-recurring expenses)[2]	(16)	(203)	-92%	6	n.a.	(10)	(321)	-97%
EBITDA from associates and JV's	302	253	19%	192	57%	494	456	8%
Adjusted EBIT	2,606	3,200	-19%	2,411	8%	5,017	5,924	-15%
Depreciation, amortization & depletion	780	793	-2%	704	11%	1,484	1,507	-2%
Adjusted EBITDA	3,386	3,993	-15%	3,115	9%	6,501	7,431	-13%
Proforma EBITDA[3] [4]	**3,424**	**3,997[4]**	**-14%**	**3,212**	**7%**	**6,636**	**7,500[4]**	**-12%**
Reconciliation of Proforma EBITDA to Net Income								
Proforma EBITDA[3] [4]	**3,424**	**3,997[4]**	**-14%**	**3,212**	**7%**	**6,636**	**7,500[4]**	**-12%**
Brumadinho & decharacterization of dams[1] and non-recurring items	(38)	(4)	850%	(97)	-61%	(135)	(69)	96%
Impairment and gains (losses) on disposal of non-current assets, net[2] [5]	(300)	928	n.a.	(420)	-29%	(720)	885	n.a.
EBITDA from associates and JV's	(302)	(253)	19%	(192)	57%	(494)	(456)	8%
Equity results on associates and JV's and other results	(68)	112	n.a.	59	n.a.	(9)	198	n.a.
Financial results	167	(1,252)	n.a.	185	-10%	352	(1,689)	n.a.
Income taxes	32	34	-6%	(647)	n.a.	(615)	(414)	49%
Depreciation, depletion & amortization	(780)	(793)	-2%	(704)	11%	(1,484)	(1,507)	-2%
Net income	**2,135**	**2,769**	**-23%**	**1,396**	**53%**	**3,531**	**4,448**	**-21%**
Net income attributable to noncontrolling interests	18	–	n.a.	2	800%	20	8	150%
Net income attributable to Vale's shareholders	**2,117**	**2,769**	**-24%**	**1,394**	**52%**	**3,511**	**4,448**	**-21%**
Non-recurring items[6]	–	(772)	n.a.	77	n.a.	77	(756)	n.a.
Proforma net income attributable to Vale's shareholders	**2,117**	**1,997**	**6%**	**1,471**	**44%**	**3,588**	**3,692**	**-3%**

[1] Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. [2] Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. [3] Excluding expenses related to Brumadinho and non-recurring items. [4] Starting 4Q24 it excludes non-recurring items. Previous periods were restated. [5] Net. [6] Includes impairments, non-recurring expenses and income taxes adjustments.

EBITDA

Proforma EBITDA was US$ 3.4 billion in 2Q25, 14% lower y/y, mainly as a result of 13% lower iron ore reference prices. This effect was partly offset by (i) continued progress on cost and expenses efficiency initiatives, which drove improved performance in both Energy Transition Metals and Iron Ore segments, and (ii) the positive effect of the BRL depreciation.

Proforma EBITDA 2Q25 vs. 2Q24 – US$ million



3,997
(1,117)
(108)
504
176
(28)
3,424
Proforma EBITDA 2Q24[1]
Price
PTVI deconsolidation
Cost & Expenses
FX effect
Others[2]
Proforma EBITDA 2Q25[1]

[1] Excluding Brumadinho expenses. 2Q24 Proforma EBITDA was restated excluding one-off events (US$ 5 million). [2] Including volume, EBITDA from associates and JV's and others.

Proforma EBITDA – Reporting practice

To enhance transparency and comparability, Vale reports Proforma EBITDA - a metric that provides a clearer view of operational performance across periods. It comprises: (i) Adjusted EBITDA as defined in note 4 to Vale's Interim Financial Statements, which is a required disclosure under IFRS 8 – Operating Segments; excluding (ii) Brumadinho-related and dam decharacterization effects, and (iii) non-recurring items. This metric is disclosed consistently and in compliance with CVM Resolution 156. For the reconciliation of EBITDA Proforma to Net Income, please refer to the table on page 3.

Net Income

Proforma net income was US$ 2.1 billion in 2Q25, 6% higher y/y, positively impacted by the mark-to-market valuation of swaps, which benefited from favorable currency variation movements over the quarter, contributing to the US$ 1.4 billion y/y increase in financial results. This was partly offset by lower Proforma EBITDA and the negative effect from Associates & JV's, mostly related to the Samarco provision adjustment. Net income attributable to Vale's shareholders was US$ 2.1 billion, 24% lower y/y, since no non-recurring items were reported for 2Q25.

Proforma net income 2Q25 vs. 2Q24 – US$ million



1,997
(573)
(284)
(229)
(169)
1,419
(44)
2,117
Proforma Net Income attributable 2Q24
Proforma EBITDA
Income taxes[1]
Associates & JVs[2]
Results on disposal of non-current assets[3]
Financial results[4]
Others[5]
Proforma Net Income attributable 2Q25

[1] Excluding US$ 282 million in taxes related to non-recurring items. [2] Including variations of (i) US$ -180 million in equity results and (ii) US$ -49 million in EBITDA from associates and JV's. [3] Excluding US$ 1.06 billion related to gains on divestment of PTVI in 2Q24. [4] Including a variation of US$ 1.01 billion in currency and interest rate swaps. [5] Including variations of (i) US$ -38 million in Brumadinho and decharacterization of dams, (ii) US$ -18 million in Net income attributable to noncontrolling interests and (iii) US$ 13 million in depreciation, depletion & amortization.

Capital Expenditures

Total CAPEX

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Iron Ore Solutions	763	906	-16%	907	-16%	1,670	1,907	-12%
Energy Transition Metals	280	405	-31%	256	9%	536	772	-31%
Copper	65	61	7%	57	14%	122	122	0%
Nickel	215	344	-38%	199	8%	414	650	-36%
Energy and others	10	17	-41%	11	-9%	21	44	-52%
Total	**1,053**	**1,328**	**-21%**	**1,174**	**-10%**	**2,227**	**2,723**	**-18%**

Growth Projects

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Iron Ore Solutions	204	293	-30%	282	-28%	486	613	-21%
Energy Transition Metals	34	33	3%	30	13%	64	72	-11%
Copper	2	4	-50%	3	-33%	5	11	-55%
Nickel	32	29	10%	27	19%	59	61	-3%
Energy and others	–	2	n.a.	–	0%	–	10	n.a.
Total	**238**	**328**	**-27%**	**312**	**-24%**	**550**	**695**	**-21%**

Investments in growth projects totaled US$ 238 million, US$ 90 million (-27%) lower y/y, mainly as a result of lower disbursements in the Iron Ore Solutions segment as the Capanema project ramps up and lower expenditures in the Serra Sul+20 project, which is being carried out according to schedule. The Onça Puma 2nd Furnace project is on schedule for first production in 4Q25. Once fully operational, the project will add 12-15 ktpy of nickel production capacity.

Sustaining Investments

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Iron Ore Solutions	559	613	-9%	625	-11%	1,184	1,294	-9%
Energy Transition Metals	246	372	-34%	226	9%	472	700	-33%
Copper	63	57	11%	54	17%	117	111	5%
Nickel	183	315	-42%	172	6%	355	589	-40%
Energy and others	10	15	-33%	11	-9%	21	34	-38%
Total	**815**	**1,000**	**-19%**	**862**	**-5%**	**1,677**	**2,028**	**-17%**

Sustaining investments totaled US$ 815 million, US$ 185 million (-19%) lower y/y, mainly as a result of lower expenditures in the Nickel segment with the commissioning of the Voisey´s Bay Mine Expansion (VBME) project. The Bacaba copper project was granted the Preliminary License in June. The project is designed to extend the life of the Sossego Mining Complex, contributing with an average annual copper production of approximately 50 ktpy over an 8-year mine life. Approximately US$ 290 million will be invested during the project's implementation phase, and the production start-up is planned for 1H28.

VALE

Free cash flow

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Proforma EBITDA[1]	**3,424**	**3,997**	**-14%**	**3,212**	**7%**	**6,636**	**7,500**	**-12%**
Working capital[2]	(8)	(996)	-99%	(252)	-97%	(260)	528	n.a.
Capex	(1,053)	(1,328)	-21%	(1,174)	-10%	(2,227)	(2,723)	-18%
Net financial expenses[3]	(113)	(136)	-17%	(80)	41%	(193)	(287)	-33%
Income taxes and REFIS	(468)	(466)	0%	(596)	-21%	(1,064)	(972)	9%
Associates & JV's, net of dividends received[4]	(241)	(214)	13%	(173)	39%	(414)	(414)	0%
Brumadinho incurred expenses & dams[5]	(167)	(215)	-22%	(146)	14%	(313)	(442)	-29%
Others	(366)	(445)	-18%	(287)	28%	(653)	(748)	-13%
Recurring Free Cash Flow	**1,008**	**197**	**412%**	**504**	**100%**	**1,512**	**2,442**	**-38%**
Non-recurring events	–	(5)	n.a.	–	0%	–	(29)	n.a.
Acquisition and disposals of non-current assets, net	–	2,610	n.a.	–	0%	–	2,610	n.a.
Free Cash Flow	**1,008**	**2,802**	**-64%**	**504**	**100%**	**1,512**	**5,023**	**-70%**
Brumadinho	(204)	(265)	-23%	(84)	143%	(288)	(400)	-28%
Samarco	(990)	(105)	843%	(162)	511%	(1,152)	(191)	503%
Cash management and others	1,646	446	269%	(1,308)	n.a.	338	(1,349)	n.a.
Increase/(Decrease) in cash & equivalents	**1,460**	**2,878**	**-49%**	**(1,050)**	**n.a.**	**410**	**3,083**	**-87%**

[1] Excluding expenses related to Brumadinho and non-recurring items. Previous periods were restated. [2] Includes US$ -86 million related to streaming transactions in 2Q25, US$ -37 million in 2Q24, US$ -31 million in 1Q25, US$ -117 million in 6M25 and US$ -74 million in 6M24, reflecting the difference between contractual terms and cash receipts, subject to volume and settlement dynamics. [3] Includes interest in loans and borrowings, leasing and net cash received on settlement of derivatives. [4] Net of US$ 61 million in dividends received in 2Q25, US$ 39 million in 2Q24, US$ 19 million in 1Q25, US$ 80 million in 6M25 and US$ 42 million in 6M24. [5] Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others.

Recurring Free Cash Flow generation reached US$ 1.0 billion in 2Q25, US$ 0.8 billion higher y/y, mainly explained by lower working capital variation and lower capital expenditures. In the quarter, the neutral working capital was primarily attributable to accrued sales at the quarter's end and longer sales lead times, which resulted in higher receivables and higher inventory levels, respectively. These effects were largely offset by an increase in accounts payables, driven by the extension of supplier payment terms. Vale's cash position was further positively impacted by ongoing liability management initiatives, resulting in a **US$ 1.5 billion increase in cash and cash equivalents during the quarter**.

Free Cash Flow 2Q25 – US$ million



3,424
(8)
(1,053)
(581)
(241)
(167)
(366)
1,008
(1,194)
1,646
1,460
Proforma EBITDA
Working capital variation
Capex
Net financial expenses & income taxes¹
Associates & JV's²
Brumadinho incurred expenses & dams³
Others⁴
Free Cash Flow
Brumadinho & Samarco⁵
Cash management and others⁶
Increase in cash & equivalents

[1] Includes income taxes and REFIS (US$ -468 million), interests on loans and borrowings (US$ -289 million), leasing (US$ -33 million), net cash received on settlement of derivatives (US$ 149 million), and other financial revenues (US$ 40 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -84 million) and payments on dam decharacterization (US$ -83 million). [4] Includes disbursements related to railway concession contracts (US$ -105 million), streaming transactions adjustments to market price (US$ -168 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes US$ 1.676 billion in new loans & bonds and US$ -30 million in debt repayment.

Debt

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Gross debt[1]	**17,146**	**13,770**	**25%**	**15,415**	**11%**
Lease (IFRS 16)	699	1,360	-49%	781	-10%
Gross debt and leases	**17,845**	**15,130**	**18%**	**16,196**	**10%**
Cash, cash equivalents and short-term investments	(5,696)	(6,540)	-13%	(3,998)	42%
Net debt	**12,149**	**8,590**	**41%**	**12,198**	**0%**
Currency swaps[2]	(109)	(26)	319%	75	n.a.
Brumadinho provisions	2,129	2,412	-12%	2,132	0%
Samarco provisions	3,279	3,707	-12%	3,837	-15%
Expanded net debt	**17,448**	**14,683**	**19%**	**18,242**	**-4%**
Average debt maturity (years)	9.1	9.2	-1%	9.5	-4%
Cost of debt after hedge (% pa)	5.5	5.8	-5%	5.5	0%
Total debt and leases / adjusted LTM EBITDA (x)	1.3	0.8	63%	1.1	18%
Net debt / adjusted LTM EBITDA (x)	0.9	0.5	80%	0.8	13%
Adjusted LTM EBITDA / LTM gross interest (x)	15.3	23.6	-35%	16.5	-7%

[1] Does not include leases (IFRS 16). [2] Includes interest rate swaps.

Expanded net debt reduced by US$ 0.8 billion q/q, totaling US$ 17.4 billion, with the higher free cash flow generation q/q positively impacting our cash position. Vale's expanded net debt target remains at US$ 10-20 billion.

Gross debt and leases reached US$ 17.8 billion as of June 30th, 2025, US$ 1.6 billion higher q/q, mainly as a result of the issuance of debentures (approximately US$ 1.1 billion) and funds raised with banks (US$ 0.6 billion).

An increase in the Samarco provision was recognized in 2Q25 in the amount of US$ 195 million, in most part due to a revision of the costs to complete the initiatives for the definitive compensation program (PID).

The average debt maturity decreased to 9.1 years at the end of 2Q25 from 9.5 years at the end of 1Q25. The average annual cost of debt after currency and interest rate swaps was 5.5%, unchanged from the end of 1Q25.

Segments' Performance

Adjusted EBITDA by business area:

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Iron Ore Solutions	**2,977**	**3,887**	**-23%**	**2,887**	**3%**	**5,864**	**7,346**	**-20%**
Fines	2,396	3,071	-22%	2,333	3%	4,729	5,578	-15%
Pellets	477	724	-34%	536	-11%	1,013	1,606	-37%
Other ferrous products and logistics services	104	92	13%	18	478%	122	162	-25%
Energy Transition Metals[1]	**721**	**407**	**77%**	**554**	**30%**	**1,275**	**664**	**92%**
Copper	538	351	53%	546	-1%	1,084	635	71%
Nickel	201	108	86%	41	390%	242	125	94%
Other	(18)	(52)	-65%	(33)	-45%	(51)	(96)	-47%
Unallocated Items[2]	**(274)**	**(297)**	**-8%**	**(229)**	**20%**	**(503)**	**(510)**	**-1%**
Proforma EBITDA	**3,424**	**3,997**	**-14%**	**3,212**	**7%**	**6,636**	**7,500**	**-12%**
Brumadinho & decharacterization of dams[3]	(38)	1	n.a.	(97)	-61%	(135)	(40)	238%
Non-recurring expenses	-	(5)	n.a.	-	0%	-	(29)	n.a.
Adjusted EBITDA	**3,386**	**3,993**	**-15%**	**3,115**	**9%**	**6,501**	**7,431**	**-13%**

[1] Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [2] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM's EBITDA was US$ 669 million in 2Q25. [3] Find more information of expenses in Annex 4: Brumadinho & Decharacterization.

Segment information 2Q25

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**6,963**	**(4,104)**	**(35)**	**(84)**	**(48)**	**285**	**2,977**
Fines	5,762	(3,387)	(7)	(66)	(35)	129	2,396
Pellets	1,004	(577)	(1)	(2)	(2)	55	477
Other ferrous products and logistics services	197	(140)	(27)	(16)	(11)	101	104
Energy Transition Metals	**1,841**	**(1,220)**	**129**	**(36)**	**(10)**	**17**	**721**
Copper[2]	958	(402)	(8)	(10)	–	–	538
Nickel[3]	1,012	(781)	(8)	(25)	(10)	13	201
Others[4]	(129)	(37)	145	(1)	–	4	(18)
Brumadinho & decharacterization of dams[5]	–	–	**(38)**	–	–	–	**(38)**
Non-recurring expenses	–	–	–	–	–	–	–
Unallocated Items[6]	–	–	**(235)**	**(39)**	–	–	**(274)**
Total	**8,804**	**(5,324)**	**(179)**	**(159)**	**(58)**	**302**	**3,386**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and other by-products from our nickel operations. [4] Includes an adjustment of US$ 168 million increasing the adjusted EBITDA in 2Q25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [5] Find more information on these expenses in Annex 4: Brumadinho & Decharacterization. [6] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM's EBITDA was US$ 669 million in 2Q25.

VALE



Iron Ore Solutions

Highlights

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Average Prices (US$/t)								
Iron ore - 62% Fe price	97.8	111.8	-13%	103.6	-6%	100.7	117.7	-14%
Iron ore fines realized price, CFR/FOB	85.1	98.2	-13%	90.8	-6%	87.7	99.3	-12%
Iron ore pellets realized price, CFR/FOB	134.1	157.2	-15%	140.8	-5%	137.5	164.7	-17%
Volume sold ('000 metric tons)								
Fines	67,678	68,512	-1%	56,762	19%	124,441	121,058	3%
Pellets	7,483	8,864	-16%	7,493	0%	14,976	18,089	-17%
ROM	2,185	2,416	-10%	1,886	16%	4,071	4,471	-9%
Total – Iron ore	**77,346**	**79,792**	**-3%**	**66,141**	**17%**	**143,487**	**143,618**	**0%**
Financials indicators (US$ million)								
Net Revenues	6,963	8,298	-16%	6,375	9%	13,338	15,323	-13%
Costs[1]	(4,104)	(4,415)	-7%	(3,506)	17%	(7,610)	(7,967)	-4%
SG&A and Other expenses[1]	(35)	(81)	-57%	(25)	40%	(60)	(145)	-59%
R&D expenses	(84)	(94)	-11%	(54)	56%	(138)	(177)	-22%
Pre-operating and stoppage expenses[1]	(48)	(67)	-28%	(69)	-30%	(117)	(131)	-11%
EBITDA Associates & JV's	285	246	16%	166	72%	451	443	2%
Adjusted EBITDA	**2,977**	**3,887**	**-23%**	**2,887**	**3%**	**5,864**	**7,346**	**-20%**
Depreciation and amortization	(533)	(574)	-7%	(482)	11%	(1,015)	(1,055)	-4%
Adjusted EBIT	**2,444**	**3,313**	**-26%**	**2,405**	**2%**	**4,849**	**6,291**	**-23%**

[1] Net of depreciation and amortization.

Adjusted EBITDA per segment

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Fines	2,396	3,071	-22%	2,333	3%	4,729	5,578	-15%
Pellets	477	724	-34%	536	-11%	1,013	1,606	-37%
Other ferrous products and logistics services	104	92	13%	18	478%	122	162	-25%
Adjusted EBITDA	**2,977**	**3,887**	**-23%**	**2,887**	**3%**	**5,864**	**7,346**	**-20%**

Iron Ore Solutions EBITDA was US$ 2.977 billion, 23% lower y/y, due to lower iron ore fines and pellets realized prices (US$ -1.073 billion), impacted by the lower iron ore reference prices.

Iron Ore Fines EBITDA decreased by 22% y/y, totaling US$ 2.396 billion, mostly explained by lower realized prices (US$ -901 million). This effect was partially offset by (i) lower costs and expenses (US$ 106 million), mainly due to lower C1 cash costs, (ii) the positive effect of the BRL depreciation (US$ 99 million), and (iii) lower freight costs (US$ 44 million).

Iron Ore Pellets EBITDA decreased by 34% y/y, totaling US$ 477 million, mostly explained by lower realized prices (US$ -172 million) and lower volumes (US$ -113 million). These effects were partly offset by the positive effect of the BRL depreciation (US$ 37 million).

EBITDA variation – US$ million (2Q25 vs. 2Q24)



3,887
(1,086)
60
59
142
(85)
2,977
2Q24
Price
Costs & Expenses[1]
Freight
FX effect
Others[2]
2Q25

[1] Excludes freight costs. [2] Includes volumes, associates and JV's EBITDA and others.

Iron Ore Fines

Product mix

'000 metric tons	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Volume sold								
Fines[1]	**67,678**	**68,512**	**-1%**	**56,762**	**19%**	**124,441**	**121,058**	**3%**
IOCJ	6,397	13,180	-51%	4,596	39%	10,993	22,580	-51%
BRBF	32,842	30,528	8%	36,391	-10%	69,233	56,443	23%
Pellet feed - China (PFC1)[2]	5,518	3,337	65%	3,928[3]	40%	9,446	5,873	61%
Lump	1,717	1,782	-4%	1,679	2%	3,396	3,591	-5%
High-silica products	3,886	11,372	-66%	1,957	99%	5,843	18,535	-68%
Other fines (60-62% Fe)	17,318	8,313	108%	8,210[3]	111%	25,528	14,036	82%

[1] Including third-party purchases. [2] Products concentrated in Chinese facilities. [3] Restated from historical figures.

Revenues

The average realized iron ore fines price was US$ 85.1/t, US$ 5.7/t lower q/q, mainly driven by lower iron ore reference prices (US$ 5.9/t lower q/q).

Price realization iron ore fines – US$/t (2Q25)


97.8
(1.1)
(0.5)
0.6
(0.3)
(1.1)
95.3
(2.3)
(7.9)
85.1
Average reference price 2Q25 (dmt)
Quality and premiums[1]
Provisional prices in prior quarter[2]
Lagged prices
Current prices
Provisional prices in current quarter[3]
CFR reference (dmt)
Adjustments for FOB sales[4]
Moisture
Vale realized price (wmt)[5]
Impact of pricing system adjustments

[1] Includes quality (US$ 0.57/t) and premiums/discounts and commercial conditions (US$ -1.64/t). [2] Adjustment as a result of provisional prices booked in 1Q25 at US$ 101.8/t. [3] Difference between the weighted average of the prices provisionally set at the end of 2Q25 at US$ 94.2/t based on forward curves and US$ 97.8/t from the 2Q25 average reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale's price is net of taxes.

Iron ore all-in premium

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
All-in premium - Total	**1.1**	**(0.1)**	**n.a.**	**1.8**	**-39%**	**1.4**	**0.9**	**56%**
Iron ore fines quality and premiums	(1.1)	(3.3)	-67%	(1.3)	-15%	(1.2)	(2.5)	-52%
Pellets business' contribution[1]	2.2	3.1	-29%	3.1	-29%	2.6	3.4	-24%

[1] Weighted average contribution.

The all-in premium decreased by US$ 0.7/t q/q, totaling US$ 1.1/t, mainly driven by lower contribution of the pellet business (US$ 0.9/t lower q/q), due to the lower share in the sales mix. This effect was partly offset by higher iron ore fines premiums (US$ 0.2/t higher q/q), as a result of the product portfolio optimization strategy.

VALE

Costs and expenses

Iron ore fines and pellets all-in costs (cash cost break-even landed in China)

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
C1 cash cost, ex-third-party purchase costs	**22.2**	**24.9**	**-11%**	**21.0**	**6%**	**21.7**	**24.3**	**-11%**
Third-party purchases cost adjustments	4.1	3.4	21%	3.7	11%	3.9	3.7	5%
Freight cost[1]	18.3	19.0	-4%	18.6	-2%	18.4	19.2	-4%
Distribution cost	3.5	2.6	35%	4.0	-13%	3.7	2.6	42%
Expenses[2] & royalties	5.6	7.6	-26%	6.1	-8%	5.8	7.9	-27%
EBITDA from associates and joint ventures	(1.9)	(1.3)	46%	(1.7)	12%	(1.8)	(1.5)	20%
Moisture adjustment	4.6	4.9	-6%	4.5	2%	4.6	4.9	-6%
Iron ore fines quality adjustment	1.1	3.3	-67%	1.3	-15%	1.2	2.5	-52%
Iron ore fines all-in costs (US$/dmt)	**57.5**	**64.3**	**-11%**	**57.5**	**0%**	**57.5**	**63.5**	**-9%**
Pellet business contribution	(2.2)	(3.1)	-29%	(3.1)	-29%	(2.6)	(3.4)	-24%
Iron ore fines and pellets all-in costs (US$/dmt)	**55.3**	**61.2**	**-10%**	**54.4**	**2%**	**54.9**	**60.1**	**-9%**
Sustaining investments (fines and pellets)	7.4	7.9	-6%	9.5	-22%	8.4	9.4	-11%
Iron ore fines and pellets all-in costs[3] (US$/dmt)	**62.7**	**69.1**	**-9%**	**63.9**	-2%	**63.2**	**69.6**	**-9%**

[1] Ex-bunker oil hedge. [2] Including stoppage expenses. [3] Includes sustaining.

Iron ore fines C1 production costs

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
C1 production costs, ex-third-party purchase costs	21.6	24.4	-11%	23.1	-6%	22.3	24.6	-9%
C1 cash cost, ex-third-party purchase costs	22.2	24.9	-11%	21.0	6%	21.7	24.3	-11%

The C1 cash cost (excluding third-party purchases) reached US$ 22.2/t in Q2, US$ 2.7/t lower y/y. This is the fourth consecutive quarter of year-over-year cost reduction. The reduction was mainly driven by: (i) higher production from sites with lower production costs (e.g., Northern System), supporting fixed cost dilution and mix effect, (ii) lower demurrage costs, which reached the lowest level for a Q2 since 2020, driven by efficiency initiatives such as fleet speed management and optimization of queues and chartering processes, (iii) a positive inventory turnover effect, with the consumption of lower-cost inventories from previous quarters, and (iv) the positive impact of the BRL depreciation. **Vale remains highly confident in achieving its 2025 C1 cash cost, excluding third-party purchases, guidance (US$ 20.5–22.0/t).**

C1 cash cost, excluding third-party purchase costs - US$/t, 2Q25 vs. 2Q24


24.9
(0.6)
(0.4)
(0.3)
(1.3)
(0.1)
22.2
2Q24
Fixed cost dilution and mix
Demurrage
Inventory turnover
FX effect
Others¹
2Q25

[1] Including personnel, services, materials, maintenance, diesel, energy and others.

Vale's maritime freight cost averaged US$ 18.3/t, US$ 0.3/t lower q/q, mostly driven by lower bunker fuel costs. CFR sales totaled 59.8 Mt in Q2, representing 88% of total iron ore fines sales.

Pellets

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Net revenues	1,004	1,394	-28%	1,055	-5%	2,059	2,979	-31%
Cash costs[1]	(577)	(705)	-18%	(559)	3%	(1,136)	(1,444)	-21%
Pre-operational & stoppage expenses	(4)	(2)	100%	(2)	100%	(7)	(7)	0%
Expenses[2]	(1)	(1)	0%	2	n.a.	2	4	-50%
Leased pelletizing plants EBITDA	55	38	45%	40	38%	95	74	28%
EBITDA	**477**	**724**	**-34%**	**536**	**-11%**	**1,013**	**1,606**	**-37%**
Iron ore pellets realized price (CFR/FOB, S$/t)	**134.1**	**157.2**	**-15%**	**140.8**	**-5%**	**137.5**	**164.7**	**-17%**
Cash costs[1] per ton (US$/t)	**77.1**	**79.5**	**-3%**	**74.6**	**3%**	**75.9**	**79.8**	**-5%**
EBITDA per ton (US$/t)	**63.7**	**81.7**	**-22%**	**71.5**	**-11%**	**67.6**	**88.8**	**-24%**

[1] Including iron ore, leasing, freight, overhead, energy and others. [2] Including selling, R&D and others.

Pellets sales totaled 7.5 Mt, flat q/q and 16% lower y/y, in line with the quarter's production.

The average realized iron ore pellets price was US$ 134.1/t, US$ 6.7/t lower q/q, mainly impacted by the decrease in iron ore reference prices.

Pellets' cash costs per ton were 3% lower y/y, totaling US$ 77.1/t, mainly due to the positive impact of the BRL depreciation. FOB sales represented 66% of total sales.

Energy Transition Metals

Highlights

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Net Revenues	1,841	1,622	14%	1,744	6%	3,585	3,056	17%
Costs[1]	(1,220)	(1,171)	4%	(1,284)	-5%	(2,504)	(2,308)	8%
SG&A and Other expenses[1 2]	129	22	486%	102	26%	231	28	725%
R&D expenses	(36)	(70)	-49%	(32)	13%	(68)	(121)	-44%
Pre-operating and stoppage expenses[1]	(10)	(3)	233%	(2)	400%	(12)	(4)	200%
EBITDA from associates and JV's[3]	17	7	143%	26	-35%	43	13	231%
Adjusted EBITDA[2]	**721**	**407**	**77%**	**554**	**30%**	**1,275**	**664**	**92%**
Depreciation and amortization	(249)	(229)	9%	(207)	20%	(456)	(452)	1%
Adjusted EBIT	**472**	**178**	**165%**	**346**	**36%**	**818**	**212**	**286%**

[1] Net of depreciation and amortization. [2] Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. [3] Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JV's, reflecting VBM's ownership of 33.9% in PTVI.

Adjusted EBITDA

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Copper	538	351	53%	546	-1%	1,084	635	71%
Nickel	201	108	86%	41	390%	242	125	94%
Others	(18)	(52)	-65%	(33)	-45%	(51)	(96)	-47%
Total	**721**	**407**	**77%**	**554**	**30%**	**1,275**	**664**	**92%**

Energy Transition Metals EBITDA increased by 77% y/y, totaling US$ 721 million, with both Copper and Nickel businesses showing improved performances, supported by operational improvements, which offset lower LME prices.

Copper EBITDA increased by 53% y/y, totaling US$ 538 million, mainly driven by a robust operational performance, which is reflected in higher fixed cost dilution (US$ 45 million), higher sales (US$ 42 million), and higher by-product revenues (US$ 90 million), boosted by gold prices. These positive effects were partially offset by lower copper realized prices (US$ -16 million).

Nickel EBITDA increased by 86% y/y, totaling US$ 201 million, largely due to increased feed availability from Voisey's Bay at lower costs (US$ 130 million), a decrease in external feed costs (US$ 108 million), and an inventory impairment reversal (US$ 76 million). These positive effects were partially offset by lower realized nickel prices (US$ -134 million) and the PTVI deconsolidation (US$ -108 million).

EBITDA variation – US$ million (2Q25 vs. 2Q24)



407
(108)
(31)
306
60
13
74
721
2Q24[1]
PTVI deconsolidation
Prices[2]
Costs & Expenses[3]
Volume[4]
FX effect
Others
2Q25[1]

[1] Includes adjustment of US$ 168 million in 2Q25 and US$ 83 million in 2Q24 to reflect the performance of the streaming transactions at market price, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [2] Includes variations of (i) US$ -150 million in realized prices for copper and nickel, (ii) US$ 108 million in realized prices for by-products and (iii) US$ 11 million in PPA. [3] Includes variations of (i) US$ 143 million costs improvements of Voisey's Bay (US$ 130 million) and Sudbury (US$ 13 million) and (ii) US$ 108 million in lower cost of external feed due to the impact of LME prices in Refineries operation. [4] Including a variation of US$ 115 million in by-product volumes.

Copper

US$ million (unless otherwise stated)	**2Q25**	**2Q24**	**Δ y/y**	**1Q25**	**Δ q/q**	**6M25**	**6M24**	**Δ y/y**
LME copper price (US$/t)	9,524	9,753	-2%	9,340	2%	9,431	9,090	4%
Average realized copper price (US$/t)	8,985	9,202	-2%	8,891	1%	8,940	8,456	6%
Volume sold – copper (kt)	66	58	14%	61	8%	127	115	10%
Net Revenues	958	779	23%	900	6%	1,858	1,418	31%
Costs[1]	(402)	(391)	3%	(339)	19%	(741)	(720)	3%
Selling and other expenses[1]	(8)	(8)	0%	(4)	100%	(12)	(11)	9%
R&D expenses	(10)	(29)	-66%	(10)	0%	(20)	(52)	-62%
Pre-operating and stoppage expenses[1]	–	–	0%	(1)	n.a.	(1)	–	n.a.
Adjusted EBITDA	**538**	**351**	**53%**	**546**	**-1%**	**1,084**	**635**	**71%**
Depreciation and amortization	(39)	(41)	-5%	(34)	15%	(73)	(81)	-10%
Adjusted EBIT	**499**	**310**	**61%**	**512**	**-3%**	**1,011**	**554**	**82%**

[1] Net of depreciation and amortization

Adjusted EBITDA

US$ million	**2Q25**	**2Q24**	**Δ y/y**	**1Q25**	**Δ q/q**	**6M25**	**6M24**	**Δ y/y**
Salobo	418	306	37%	404	3%	822	567	45%
Sossego	98	44	123%	80	23%	178	61	192%
Other[1]	22	1	2100%	62	-65%	84	7	1100%
Total	**538**	**351**	**53%**	**546**	**-1%**	**1,084**	**635**	**71%**

[1] Includes R&D expenses and the unrealized provisional price adjustments.

Revenues

Net revenues totaled US$ 958 million, 23% higher y/y, mainly due to higher copper sales and increased by-product revenues. Higher by-product revenues resulted from higher gold prices (US$ 88 million) and an increase in gold sales (US$ 22 million).

The average realized copper price was US$ 8,985/t, 1% higher q/q, driven by a higher average LME copper price and lower spot TC/RC discounts, offsetting timing effects.

Average realized copper price 2Q25 – US$/t



9,524
(73)
9,450
(247)
9,203
(218)
8,985
Average LME copper price
Current period price adjustments [1]
Copper gross realized price
Prior period price adjustments [2]
Copper realized price before discounts
TC/RCs, penalties, premiums discounts [3]
Average copper realized price

Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). [1]Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. [2]Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. [3]TC/RCs, penalties, premiums, and discounts for intermediate products.

Costs & Expenses

All-in costs (EBITDA break-even)

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
COGS	6,057	6,726	-10%	5,574	9%	5,826	6,285	-7%
By-product revenues	(4,962)	(3,714)	34%	(4,760)	4%	(4,865)	(3,465)	40%
COGS after by-product revenues	**1,095**	**3,012**	**-64%**	**814**	**35%**	**961**	**2,820**	**-66%**
Other expenses[1]	137	168	-18%	113	21%	125	158	-21%
Total costs	**1,232**	**3,180**	**-61%**	**926**	**33%**	**1,086**	**2,978**	**-64%**
TC/RCs, penalties, premiums and discounts	218	472	-54%	286	-24%	250	496	-50%
EBITDA break-even[2] [3]	**1,450**	**3,651**	**-60%**	**1,212**	**20%**	**1,336**	**3,474**	**-62%**

[1] Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. [2] Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 4,702/t in 2Q25. [3] The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 9,203/t for 2Q25 and US$ 9,190/t for 6M25), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up.

All-in costs were US$ 1,450/t, 60% lower y/y, driven by (i) higher by-product revenues, (ii) lower unit COGS and (iii) lower TC/RCs, and other discounts. Guidance for 2025 was revised down to US$ 1,500-2,000/t (from US$ 2,800-3,300/t).

Unit COGS was US$ 6,057/t, down by 10% y/y, due to higher fixed cost dilution at Salobo and Sossego following the full ramp-up of the Salobo complex and increased copper feed grade and plant availability at Sossego.

Unit COGS, net of by-products, totaled US$ 1,095/t, declining by 64% y/y, mainly reflecting the positive impact of by-product revenues at both Salobo and Sossego, following higher gold prices.

Unit COGS, net of by-products, by operation

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Salobo	282	2,319	-88%	-	n.a.	145	2,034	-93%
Sossego	3,381	5,652	-40%	3,473	-3%	3,422	5,748	-40%

Unit expenses were US$ 137/t, 18% lower y/y, mainly as a result of higher production volumes diluting unit expenses.

Nickel

US$ million (unless otherwise stated)	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
LME nickel price	15,171	18,415	-18%	15,571	-3%	15,374	17,495	-12%
Average realized nickel price	15,800	18,638	-15%	16,106	-2%	15,948	17,729	-10%
Volume sold – nickel (kt)	41	34	21%	39	5%	80	67	19%
Volume sold - copper (kt)	23	18	28%	21	10%	44	38	16%
Net Revenues	1,012	879	15%	969	4%	1,981	1,715	16%
Costs[1]	(781)	(731)	7%	(907)	-14%	(1,688)	(1,504)	12%
Selling and other expenses[1]	(8)	(6)	33%	(21)	-62%	(29)	(30)	-3%
R&D expenses[2]	(25)	(31)	-19%	(22)	14%	(47)	(52)	-10%
Pre-operating and stoppage expenses[1]	(10)	(3)	233%	(1)	900%	(11)	(4)	175%
EBITDA from associates and JV's[3]	13	–	n.a.	23	-43%	36	–	n.a.
Adjusted EBITDA	**201**	**108**	**86%**	**41**	**390%**	**242**	**125**	**94%**
Depreciation and amortization[4]	(203)	(187)	9%	(165)	23%	(368)	(371)	-1%
Adjusted EBIT[4]	**(2)**	**(79)**	**-97%**	**(124)**	**-98%**	**(126)**	**(246)**	**-49%**

[1] Net of depreciation and amortization. [2] Includes R&D expenses not related to current operations (US$ 6 million in 2Q25, US$ 7 million in 1Q25, US$ 13 million in 6M25, US$ 3 million in 2Q24 and US$ 6 million in 6M24). [3] Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JV's, reflecting VBM's ownership of 33.9% in PTVI. Historical figures were not restated. [4] 1Q25 historical figures were restated.

Adjusted EBITDA

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Sudbury[1]	70	16	338%	4	1650%	74	79	-6%
Voisey's Bay & Long Harbour	17	(76)	n.a.	(50)	n.a.	(33)	(110)	-70%
Standalone Refineries[2]	6	21	-71%	24	-75%	30	15	100%
Onça Puma	9	(17)	n.a.	19	-53%	28	(63)	n.a.
PTVI (historical)	–	79	n.a.	–	0%	–	137	n.a.
Others[3]	99	85	16%	44	125%	143	67	113%
Total	**201**	**108**	**86%**	**41**	**390%**	**242**	**125**	**94%**

[1] Includes the Thompson operations. [2] Comprises the sales results for Clydach and Matsusaka refineries. [3] Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI, starting from 3Q24. Historical figures include the consolidated results from PTVI.

Revenues

Net revenues totaled US$ 1.012 billion, increasing by 15% y/y, driven by stronger nickel and by-product sales volumes.

The average realized nickel price was US$ 15,800/t, down 2% q/q, explained by a 3% decrease in LME prices.

In 2Q25, the average realized nickel price was 4% higher than the LME average, mainly due to the 75% share of Upper-Class I products in the mix of North Atlantic, with an overall positive impact of premiums of US$ 414/t.

Average realized nickel price 2Q25 – US$/t



15,171
414
15,585
169
45
15,800
Average LME nickel price
Nickel average aggregate premium
Average realized price before timing and other adjustments
Quotational period
Fixed price sales
Average nickel realized price

Costs & Expenses

All-in costs (EBITDA break-even)

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
COGS ex-external feed, PTVI-adjusted	22,194	31,377	-29%	27,957	-21%	24,647	21,573	14%
COGS[1]	20,743	21,306	-3%	23,277	-11%	21,973	21,790	1%
By-product revenues[1]	(8,510)	(7,097)	20%	(7,383)	15%	(7,963)	(7,690)	4%
COGS after by-product revenues	**12,233**	**14,210**	**-14%**	**15,894**	**-23%**	**14,010**	**14,100**	**-1%**
Other expenses[2]	892	1,109	-20%	962	-7%	926	1,200	-23%
EBITDA from associates & JV's[3]	(315)	–	n.a.	(590)	-47%	(448)	–	n.a.
Total Costs	**12,810**	**15,319**	**-16%**	**16,265**	**-21%**	**14,488**	**15,300**	**-5%**
Nickel average aggregate (premium) discount	(414)	(319)	30%	(535)	-23%	(479)	(415)	15%
EBITDA break-even[4]	**12,396**	**15,000**	**-17%**	**15,730**	**-21%**	**14,009**	**14,885**	**-6%**
EBITDA break-even, PTVI-adjusted[5]	**12,396**	**17,686**	**-30%**	**15,730**	**-21%**	**14,009**	**17,565**	**-20%**

[1] Excluding marketing activities. [2] Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. [3] Starting from 3Q24, it includes the proportionate results from PTVI (33.9% owned by VBM). [4] Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 12,858/t in 2Q25. [5] Previous periods adjusted to reflect the deconsolidation of PTVI.

All-in costs, PTVI-adjusted, totaled US$ 12,396/t, decreasing by 30% y/y and 21% q/q. The reduction was driven by lower unit COGS and higher copper sales.

Unit COGS, excluding external feed purchases, PTVI-adjusted was US$ 22,194/t, declining by 29% y/y and 21% q/q, primarily due to fixed cost dilution from the ramp-up of Voisey's Bay underground mines. In Sudbury, higher production and reduced planned refinery maintenance were also supportive to the y/y improvement.

Unit COGS totaled US$ 20,743/t, down by 3% y/y and 11% q/q, in line with lower costs for own sourced and external feed.

Unit by-product revenues were US$ 8,510/t, 20% higher y/y, mainly driven by sales volume.

Unit COGS, net of by-products, by operation

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Sudbury[1 2]	10,511	15,219	-31%	14,791	-29%	12,783	12,676	1%
Voisey's Bay & Long Harbour[2]	13,236	31,114	-57%	20,386	-35%	16,891	25,894	-35%
Standalone refineries[2 3]	15,716	17,663	-11%	13,676	15%	14,556	18,138	-20%
Onça Puma	11,079	21,705	-49%	9,683	14%	10,354	21,705	-52%

[1] Sudbury costs include Thompson costs. [2] A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. [3] Comprises the unit COGS for Clydach and Matsusaka refineries.

Expenses were stable y/y, with unit expenses totaling US$892/t, decreasing by 20% y/y, due to higher production volumes diluting unit expenses.

Webcast information

Vale will host a webcast on

Friday	**August** 1st, 2025	At **10:00** a.m. (New York) **11:00** a.m. (Brasília) **3:00** p.m. (London)

Internet access to the webcast and presentation materials will be available on Vale website at

www.vale.com/investors

A webcast replay will be accessible shortly after the completion of the call.

Further information on Vale can be found at:
vale.com

Investor Relations

Vale.RI@vale.com

Thiago Lofiego
thiago.lofiego@vale.com

Mariana Rocha
mariana.rocha@vale.com

Luciana Oliveti
luciana.oliveti@vale.com

Pedro Terra
pedro.terra@vale.com

Patricia Tinoco
patricia.tinoco@vale.com

Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company's independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Aliança Geração de Energia S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC.

This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" "will" and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort.

Annex 1: Detailed Financial Information

Simplified financial statements

Income Statement

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Net operating revenue	8,804	9,920	-11%	8,119	8%	16,923	18,379	-8%
Cost of goods sold and services rendered	(6,085)	(6,349)	-4%	(5,451)	12%	(11,536)	(11,716)	-2%
Gross profit	**2,719**	**3,571**	**-24%**	**2,668**	**2%**	**5,387**	**6,663**	**-19%**
Gross margin (%)	30.9%	36.0%	-5.1 p.p.	32.9%	-2.0 p.p.	31.8%	36.3%	-4.5 p.p.
Selling and administrative expenses	(131)	(137)	-4%	(145)	-10%	(276)	(277)	0%
Research and development	(159)	(189)	-16%	(123)	29%	(282)	(345)	-18%
Pre-operating and operational stoppage	(71)	(91)	-22%	(90)	-21%	(161)	(183)	-12%
Other operational expenses, net	(222)	(289)	-23%	(258)	-14%	(480)	(539)	-11%
Impairment and gains (losses) on disposal of non-current assets, net	(132)	1,010	n.a.	(253)	-48%	(385)	1,004	n.a.
Operating income	**2,004**	**3,875**	**-48%**	**1,799**	**11%**	**3,803**	**6,323**	**-40%**
Financial income	112	78	44%	116	-3%	228	187	22%
Financial expenses	(404)	(365)	11%	(382)	6%	(786)	(704)	12%
Other financial items, net	459	(965)	n.a.	451	2%	910	(1,172)	n.a.
Equity results and other results in associates and joint ventures	(68)	112	n.a.	59	n.a.	(9)	236	n.a.
Income before income taxes	**2,103**	**2,735**	**-23%**	**2,043**	**3%**	**4,146**	**4,870**	**-15%**
Current tax	(285)	(638)	-55%	(186)	53%	(471)	(1,372)	-66%
Deferred tax	317	672	-53%	(461)	n.a.	(144)	958	n.a.
Net income	**2,135**	**2,769**	**-23%**	**1,396**	**53%**	**3,531**	**4,456**	**-21%**
Net income attributable to noncontrolling interests	18	–	n.a.	2	800%	20	8	150%
Net income attributable to Vale's shareholders	**2,117**	**2,769**	**-24%**	**1,394**	**52%**	**3,511**	**4,448**	**-21%**
Earnings per share (attributable to the Company's shareholders - US$):								
Basic and diluted earnings per share (attributable to the Company's shareholders - US$)	0,50	0,65	-23%	0,33	52%	0,82	1,04	-21%

Equity income (loss) by business segment

US$ million	2Q25	%	2Q24	%	Δ y/y	1Q25	%	Δ q/q	6M25	%	6M24	%	Δ y/y
Iron Ore Solutions	138	107%	109	95%	27%	33	122%	318%	171	110%	167	93%	2%
Energy Transition Metals	(8)	-6%	–	0%	n.a.	1	4%	n.a.	(7)	-5%	–	0%	n.a.
Unallocated items[1]	(1)	-1%	6	5%	n.a.	(7)	-26%	-86%	(8)	-5%	13	7%	n.a.
Total	**129**	**100%**	**115**	**100%**	**12%**	**27**	**100%**	**378%**	**156**	**100%**	**180**	**100%**	**-13%**

[1] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website.

VALE

Balance sheet

US$ million	6/30/2025	6/30/2024	Δ q/q	3/31/2025	Δ y/y
Assets					
Current assets	**17,585**	**14,829**	**19%**	**14,687**	**20%**
Cash and cash equivalents	5,514	6,479	-15%	3,955	39%
Short term investments	182	61	198%	43	323%
Accounts receivable	2,325	2,332	0%	2,144	8%
Other financial assets	495	168	195%	277	79%
Inventories	5,242	4,793	9%	4,919	7%
Recoverable taxes	1,335	659	103%	1,093	22%
Other	493	337	46%	362	36%
Non-current assets held for sale	1,999	–	n.a.	1,894	6%
Non-current assets	**13,001**	**13,294**	**-2%**	**12,003**	**8%**
Judicial deposits	598	585	2%	580	3%
Other financial assets	424	160	165%	262	62%
Recoverable taxes	1,528	1,329	15%	1,381	11%
Deferred income taxes	8,975	9,931	-10%	8,309	8%
Other	1,476	1,289	15%	1,471	0%
Fixed assets	**59,797**	**58,492**	**2%**	**56,740**	**5%**
Total assets	**90,383**	**86,615**	**4%**	**83,430**	**8%**
Liabilities					
Current liabilities	**14,469**	**13,743**	**5%**	**13,234**	**9%**
Suppliers and contractors	5,454	4,769	14%	4,403	24%
Loans and borrowings	685	910	-25%	608	13%
Leases	175	177	-1%	176	-1%
Other financial liabilities	1,045	1,252	-17%	1,154	-9%
Taxes payable	1,020	1,242	-18%	651	57%
Settlement program ("REFIS")	412	383	8%	386	7%
Provisions for litigation	154	115	34%	156	-1%
Employee benefits	790	724	9%	664	19%
Liabilities related to associates and joint ventures	1,449	1,605	-10%	1,929	-25%
Liabilities related to Brumadinho	900	974	-8%	876	3%
De-characterization of dams and asset retirement obligations	945	956	-1%	937	1%
Other	700	636	10%	596	17%
Liabilities associated with non-current assets held for sale	740	–	n.a.	698	6%
Non-current liabilities	**35,405**	**34,485**	**3%**	**33,834**	**5%**
Loans and borrowings	16,461	12,860	28%	14,807	11%
Leases	524	1,183	-56%	605	-13%
Participative shareholders' debentures	2,454	2,451	0%	2,350	4%
Other financial liabilities	2,204	2,656	-17%	2,227	-1%
Settlement program (REFIS)	971	1,284	-24%	1,005	-3%
Deferred income taxes	127	806	-84%	175	-27%
Provisions for litigation	896	765	17%	948	-5%
Employee benefits	1,170	1,221	-4%	1,155	1%
Liabilities related to associates and joint ventures	1,830	2,102	-13%	1,908	-4%
Liabilities related to Brumadinho	1,229	1,438	-15%	1,256	-2%
De-characterization of dams and asset retirement obligations	5,256	5,484	-4%	5,164	2%
Streaming transactions	2,000	1,948	3%	1,928	4%
Others	283	287	-1%	306	-8%
Total liabilities	**49,874**	**48,228**	**3%**	**47,068**	**6%**
Shareholders' equity	**40,509**	**38,387**	**6%**	**36,362**	**11%**
Total liabilities and shareholders' equity	**90,383**	**86,615**	**4%**	**83,430**	**8%**

Cash flow

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Cash flow from operations	**2,862**	**2,353**	**22%**	**2,534**	**13%**	**5,396**	**6,832**	**-21%**
Interest on loans and borrowings paid	(269)	(211)	27%	(240)	12%	(509)	(397)	28%
Cash received on settlement of derivatives, net	149	81	84%	134	11%	283	124	128%
Payments related to Brumadinho	(204)	(265)	-23%	(84)	143%	(288)	(400)	-28%
Payments related to de-characterization of dams	(83)	(132)	-37%	(79)	5%	(162)	(251)	-35%
Interest on participative shareholders debentures paid	(131)	(149)	-12%	–	n.a.	(131)	(149)	-12%
Income taxes (including settlement program) paid	(468)	(466)	0%	(596)	-21%	(1,064)	(972)	9%
Net cash generated by operating activities	**1,856**	**1,211**	**53%**	**1,669**	**11%**	**3,525**	**4,787**	**-26%**
Cash flow from investing activities								
Short-term investment	107	28	282%	26	312%	133	(16)	n.a.
Acquisition of property, plant and equipment and intangible assets	(1,168)	(1,328)	-12%	(1,255)	-7%	(2,423)	(2,723)	-11%
Payments related to Samarco dam failure	(990)	(105)	843%	(162)	511%	(1,152)	(191)	503%
Dividends received from joint ventures and associates	61	39	56%	19	221%	80	42	90%
Cash received from disposal and acquisition of investments, net	–	2,610	n.a.	–	0%	–	2,610	n.a.
Other investment activities, net	(9)	(4)	125%	1	n.a.	(8)	(1)	700%
Net cash used in investing activities	**(1,999)**	**1,240**	**n.a.**	**(1,371)**	**46%**	**(3,370)**	**(279)**	**1108%**
Cash flow from financing activities								
Loans and financing:								
Loans and borrowings from third parties	1,676	1,090	54%	1,611	4%	3,287	1,960	68%
Payments of loans and borrowings from third parties	(30)	(530)	-94%	(940)	-97%	(970)	(592)	64%
Payments of leasing	(33)	(44)	-25%	(30)	10%	(63)	(85)	-26%
Payments to shareholders:								
Dividends and interest on capital paid to Vale's shareholders	–	–	0%	(1,979)	n.a.	(1,979)	(2,328)	-15%
Share buyback program	–	(114)	n.a.	–	0%	–	(389)	n.a.
Net cash used in financing activities	**1,613**	**402**	**301%**	**(1,338)**	**n.a.**	**275**	**(1,434)**	**n.a.**
Net increase (decrease) in cash and cash equivalents	**1,470**	**2,853**	**-48%**	**(1,040)**	**n.a.**	**430**	**3,074**	**-86%**
Cash and cash equivalents in the beginning of the period	3,955	3,790	4%	4,953	-20%	4,953	3,609	37%
Effect of exchange rate changes on cash and cash equivalents	101	(164)	n.a.	145	-30%	246	(204)	n.a.
Effect of transfer the Energy Assets to non-current assets held for sale	–	–	0%	(115)	n.a.	(115)	–	n.a.
Cash and cash equivalents from subsidiaries acquired, net	(12)	–	n.a.	12	n.a.	–	–	0%
Cash and cash equivalents at the end of period	**5,514**	**6,479**	**-15%**	**3,955**	**39%**	**5,514**	**6,479**	**-15%**
Non-cash transactions:								
Additions to property, plant and equipment - capitalized loans and borrowing costs	8	8	0%	4	100%	12	13	-8%
Cash flow from operating activities								
Income before income taxes	**2,103**	**2,735**	**-23%**	**2,043**	**3%**	**4,146**	**4,870**	**-15%**
Adjusted for:								
Review of estimates related to the provision of Brumadinho	10	(14)	n.a.	39	-74%	49	(20)	n.a.
Review of estimates related to the provision of de-characterization of dams	(56)	(70)	-20%	(9)	522%	(65)	(131)	-50%
Equity results and other results in associates and joint ventures	68	(112)	n.a.	(59)	n.a.	9	(236)	n.a.
Impairment and gains (losses) on disposal of non-current assets, net	132	(1,010)	n.a.	253	-48%	385	(1,004)	n.a.
Depreciation, depletion and amortization	780	793	-2%	704	11%	1,484	1,507	-2%
Financial results, net	(167)	1,252	n.a.	(185)	-10%	(352)	1,689	n.a.
Change in assets and liabilities								
Accounts receivable	(159)	(167)	-5%	316	n.a.	157	1,768	-91%
Inventories	(144)	165	n.a.	(239)	-40%	(383)	(461)	-17%
Suppliers and contractors	743	(528)	n.a.	(21)	n.a.	722	(150)	n.a.
Other assets and liabilities, net	(448)	(691)	-35%	(308)	45%	(756)	(1,000)	-24%
Cash flow from operations	**2,862**	**2,353**	**22%**	**2,534**	**13%**	**5,396**	**6,832**	**-21%**

VALE

Reconciliation of IFRS and "non-GAAP" information

(a) Adjusted EBIT

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Net operating revenues	8,804	9,920	-11%	8,119	8%	16,923	18,379	-8%
COGS	(6,085)	(6,349)	-4%	(5,451)	12%	(11,536)	(11,716)	-2%
Sales and administrative expenses	(131)	(137)	-4%	(145)	-10%	(276)	(277)	0%
Research and development expenses	(159)	(189)	-16%	(123)	29%	(282)	(345)	-18%
Pre-operating and stoppage expenses	(71)	(91)	-22%	(90)	-21%	(161)	(183)	-12%
Brumadinho event and dam decharacterization of dams	(38)	1	n.a.	(97)	-61%	(135)	(40)	238%
Other operational expenses, net[1]	(16)	(208)	-92%	6	n.a.	(10)	(350)	-97%
EBITDA from associates and JV's	302	253	19%	192	57%	494	456	8%
Adjusted EBIT	**2,606**	**3,200**	**-19%**	**2,411**	**8%**	**5,017**	**5,924**	**-15%**

[1] Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and gains (losses) on disposal of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position.

The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization.

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Adjusted EBITDA	**3,386**	**3,993**	**-15%**	**3,115**	**9%**	**6,501**	**7,431**	**-13%**
Working capital:								
Accounts receivable	(159)	(167)	-5%	316	n.a.	157	1,768	-91%
Inventories	(144)	165	n.a.	(239)	-40%	(383)	(461)	-17%
Suppliers and contractors	743	(528)	n.a.	(21)	n.a.	722	(150)	n.a.
Review of estimates related to the provision of Brumadinho	10	(14)	n.a.	39	-74%	49	(20)	n.a.
Review of estimates related to the provision of de-characterization of dams	(56)	(70)	-20%	(9)	522%	(65)	(131)	-50%
Others	(918)	(1,026)	-11%	(667)	38%	(1,585)	(1,605)	-1%
Cash flow	**2,862**	**2,353**	**22%**	**2,534**	**13%**	**5,396**	**6,832**	**-21%**
Income taxes paid (including settlement program)	(468)	(466)	0%	(596)	-21%	(1,064)	(972)	9%
Interest on loans and borrowings paid	(269)	(211)	27%	(240)	12%	(509)	(397)	28%
Payments related to Brumadinho event	(204)	(265)	-23%	(84)	143%	(288)	(400)	-28%
Payments related to de-characterization of dams	(83)	(132)	-37%	(79)	5%	(162)	(251)	-35%
Interest on participative shareholders' debentures paid	(131)	(149)	-12%	-	n.a.	(131)	(149)	-12%
Cash received on settlement of Derivatives, net	149	81	84%	134	11%	283	124	128%
Net cash generated by operating activities	**1,856**	**1,211**	**53%**	**1,669**	**11%**	**3,525**	**4,787**	**-26%**

Reconciliation between adjusted EBITDA and net income

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Adjusted EBITDA	**3,386**	**3,993**	**-15%**	**3,115**	**9%**	**6,501**	**7,431**	**-13%**
Depreciation, depletion and amortization	(780)	(793)	-2%	(704)	11%	(1,484)	(1,507)	-2%
EBITDA from associates and joint ventures	(302)	(253)	19%	(192)	57%	(494)	(456)	8%
Impairment and gains (losses) on disposal of non-current assets, net[1]	(300)	928	n.a.	(420)	-29%	(720)	855	n.a.
Operating income	**2,004**	**3,875**	**-48%**	**1,799**	**11%**	**3,803**	**6,323**	**-40%**
Financial results	167	(1,252)	n.a.	185	-10%	352	(1,689)	n.a.
Equity results and other results in associates and joint ventures	(68)	112	n.a.	59	n.a.	(9)	236	n.a.
Income taxes	32	34	-6%	(647)	n.a.	(615)	(414)	49%
Net income	**2,135**	**2,769**	**-23%**	**1,396**	**53%**	**3,531**	**4,456**	**-21%**
Net income attributable to noncontrolling interests	18	–	n.a.	2	800%	20	8	150%
Net income attributable to Vale's shareholders	**2,117**	**2,769**	**-24%**	**1,394**	**52%**	**3,511**	**4,448**	**-21%**

[1] Includes adjustment of US$ 168 million in 2Q25 US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price.

(c) Net debt

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Gross debt	17,146	13,770	25%	15,415	11%
Leases	699	1,360	-49%	781	-10%
Cash and cash equivalents	(5,696)	(6,540)	-13%	(3,998)	42%
Net debt	**12,149**	**8,590**	**41%**	**12,198**	**0%**

(d) Gross debt / LTM Adjusted EBITDA

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Gross debt and leases / LTM Adjusted EBITDA (x)	1.3	0.8	63%	1.1	18%
Gross debt and leases / LTM operational cash flow (x)	0.9	0.8	13%	0.8	13%

(e) LTM Adjusted EBITDA / LTM interest payments

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
LTM Adjusted EBITDA / LTM gross interest (x)	15.3	23.6	-35%	16.5	-7%
LTM Adjusted EBITDA / LTM interest payments (x)	14.2	26.2	-46%	15.7	-10%

(f) US dollar exchange rates

R$/US$	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Average	5.6661	5.2129	9%	5.8522	-3%
End of period	5.4571	5.5589	-2%	5.7422	-5%

Revenues and volumes

Net operating revenue by business area

US$ million	2Q25	%	2Q24	%	Δ y/y	1Q25	%	Δ q/q	6M25	%	6M24	%	Δ y/y
Iron Ore Solutions	**6,963**	**79%**	**8,298**	**84%**	**-16%**	**6,375**	**79%**	**9%**	**13,338**	**79%**	**15,323**	**83%**	**-13%**
Fines	5,762	65%	6,729	68%	-14%	5,154	63%	12%	10,916	65%	12,021	65%	-9%
ROM	27	0%	27	0%	0%	29	0%	-7%	55	0%	54	0%	2%
Pellets	1,004	11%	1,394	14%	-28%	1,055	13%	-5%	2,059	12%	2,979	16%	-31%
Other ferrous products and logistics services	170	2%	148	1%	15%	137	2%	24%	308	2%	269	1%	14%
Energy Transition Metals	**1,841**	**21%**	**1,622**	**16%**	**14%**	**1,744**	**21%**	**6%**	**3,585**	**21%**	**3,056**	**17%**	**17%**
Copper	793	9%	699	7%	13%	709	9%	12%	1,502	9%	1,286	7%	17%
Nickel	657	7%	639	6%	3%	623	8%	5%	1,280	8%	1,197	7%	7%
PGMs	83	1%	38	0%	118%	66	1%	26%	149	1%	106	1%	41%
Gold as by-product[1]	195	2%	155	2%	26%	140	2%	39%	335	2%	292	2%	15%
Silver as by-product	19	0%	12	0%	58%	18	0%	6%	37	0%	22	0%	68%
Cobalt[1]	21	0%	2	0%	950%	18	0%	17%	39	0%	12	0%	225%
Others[2]	73	1%	77	1%	-5%	170	2%	-57%	243	1%	140	1%	74%
Total	**8,804**	**100%**	**9,920**	**100%**	**-11%**	**8,119**	**100%**	**8%**	**16,923**	**100%**	**18,379**	**100%**	**-8%**

[1] Excludes adjustment of US$ 188 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. [2] Includes marketing activities.

Net operating revenue by destination

US$ million	2Q25	%	2Q24	%	Δ y/y	1Q25	%	Δ q/q	6M25	%	6M24	%	Δ y/y
North America	**427**	**5%**	**435**	**4%**	**-2%**	**417**	**5%**	**2%**	**844**	**5%**	**862**	**5%**	**-2%**
USA	273	3%	254	3%	7%	297	4%	-8%	570	3%	497	3%	15%
Canada	154	2%	181	2%	-15%	120	1%	28%	274	2%	365	2%	-25%
South America	**819**	**9%**	**974**	**10%**	**-16%**	**863**	**11%**	**-5%**	**1,682**	**10%**	**2,102**	**11%**	**-20%**
Brazil	774	9%	868	9%	-11%	814	10%	-5%	1,588	9%	1,874	10%	-15%
Others	45	1%	106	1%	-58%	49	1%	-8%	94	1%	228	1%	-59%
Asia	**5,882**	**67%**	**6,858**	**69%**	**-14%**	**5,113**	**63%**	**15%**	**10,995**	**65%**	**12,027**	**65%**	**-9%**
China	4,329	49%	5,204	52%	-17%	3,886	48%	11%	8,215	49%	9,097	49%	-10%
Japan	648	7%	927	9%	-30%	517	6%	25%	1,165	7%	1,609	9%	-28%
South Korea	249	3%	282	3%	-12%	237	3%	5%	486	3%	488	3%	0%
Others	656	7%	445	4%	47%	473	6%	39%	1,129	7%	833	5%	36%
Europe	**1,248**	**14%**	**1,079**	**11%**	**16%**	**1,274**	**16%**	**-2%**	**2,522**	**15%**	**2,088**	**11%**	**21%**
Germany	453	5%	286	3%	58%	463	6%	-2%	916	5%	612	3%	50%
Italy	65	1%	34	0%	91%	99	1%	-34%	164	1%	53	0%	209%
Others	730	8%	759	8%	-4%	712	9%	3%	1,442	9%	1,423	8%	1%
Middle East	**216**	**2%**	**251**	**3%**	**-14%**	**208**	**3%**	**4%**	**424**	**3%**	**517**	**3%**	**-18%**
Rest of the World	**212**	**2%**	**323**	**3%**	**-34%**	**244**	**3%**	**-13%**	**456**	**3%**	**783**	**4%**	**-42%**
Total	**8,804**	**100%**	**9,920**	**100%**	**-11%**	**8,119**	**100%**	**8%**	**16,923**	**100%**	**18,379**	**100%**	**-8%**

Operating Expenses

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
SG&A	**131**	**137**	**-4%**	**145**	**-10%**	**276**	**277**	**0%**
Administrative	113	116	-3%	123	-8%	236	236	0%
Personnel	49	42	17%	52	-6%	101	98	3%
Services	29	41	-29%	23	26%	52	73	-29%
Depreciation	7	9	-22%	24	-71%	31	19	63%
Others	28	24	17%	24	17%	52	46	13%
Selling	18	21	-14%	22	-18%	40	41	-2%
R&D	**159**	**189**	**-16%**	**123**	**29%**	**282**	**345**	**-18%**
Pre-operating and stoppage expenses	**71**	**91**	**-22%**	**90**	**-21%**	**161**	**183**	**-12%**
Expenses related to Brumadinho event and decharacterization of dams	**38**	**(1)**	**n.a.**	**97**	**-61%**	**135**	**40**	**238%**
Other operating expenses	**184**	**290**	**-37%**	**161**	**14%**	**345**	**499**	**-31%**
Total operating expenses	**583**	**706**	**-17%**	**616**	**-5%**	**1,199**	**1,344**	**-11%**
Depreciation	20	30	-33%	43	-53%	63	66	-5%
Operating expenses, ex-depreciation	**563**	**676**	**-17%**	**573**	**-2%**	**1,136**	**1,278**	**-11%**

Other operating expenses – breakdown by segment

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Iron Ore Solutions	**4**	**38**	**-89%**	**(8)**	**n.a.**	**(4)**	**68**	**n.a.**
Fines	(5)	41	n.a.	(11)	-55%	(16)	76	n.a.
Pellets	1	(1)	n.a.	(2)	n.a.	(1)	(8)	-88%
Other ferrous products and logistics services	8	(2)	n.a.	5	60%	13	–	n.a.
Energy Transition Metals	**11**	**30**	**-63%**	**32**	**-66%**	**43**	**52**	**-17%**
Copper	8	6	33%	4	100%	12	9	33%
Nickel	3	4	-25%	14	-79%	17	23	-26%
Others	–	20	n.a.	14	n.a.	14	20	-30%
Unallocated items[1]	**169**	**222**	**-24%**	**137**	**23%**	**306**	**379**	**-19%**
TOTAL – Other operating expenses	**184**	**290**	**-37%**	**161**	**14%**	**345**	**499**	**-31%**

[1] Starting in 2025, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website.

VALE

Financial results

US$ million	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Financial expenses, of which:	**(404)**	**(365)**	**11%**	**(382)**	**6%**	**(786)**	**(704)**	**12%**
Gross interest	(238)	(211)	13%	(224)	6%	(462)	(382)	21%
Capitalization of interest	8	8	0%	4	100%	12	13	-8%
Others	(150)	(139)	8%	(144)	4%	(294)	(284)	4%
Financial expenses (REFIS)	(24)	(23)	4%	(18)	33%	(42)	(51)	-18%
Financial income	**112**	**78**	**44%**	**116**	**-3%**	**228**	**187**	**22%**
Shareholder Debentures	**(117)**	**(241)**	**-51%**	**38**	**n.a.**	**(79)**	**(77)**	**3%**
Derivatives[1]	**548**	**(471)**	**n.a.**	**765**	**-28%**	**1,313**	**(469)**	**n.a.**
Currency and interest rate swaps	557	(455)	n.a.	764	-27%	1,321	(469)	n.a.
Others (commodities, etc)	(9)	(16)	-44%	1	n.a.	(8)	–	n.a.
Foreign exchange	**240**	**53**	**353%**	**(37)**	**n.a.**	**202**	**25**	**708%**
Monetary variation	**(212)**	**(306)**	**-31%**	**(315)**	**-33%**	**(526)**	**(651)**	**-19%**
Foreign exchange and monetary variation	**28**	**(253)**	**n.a.**	**(352)**	**n.a.**	**(324)**	**(626)**	**-48%**
Financial result, net	**167**	**(1,252)**	**n.a.**	**185**	**-10%**	**352**	**(1,689)**	**n.a.**

[1] The cash effect of the derivatives was a gain of US$ 149 million in 2Q25.

Sustaining Investments by type

US$ million	Iron Ore Solutions	Energy Transition Metals	Energy and others	Total
Enhancement of operations	357	166	1	524
Replacement projects	6	41	–	47
Filtration and dry stacking projects	22	–	–	22
Dam management	22	11	–	33
Other investments in dams and waste dumps	30	12	–	42
Health and safety	55	9	1	65
Social investments and environmental protection	37	2	–	39
Administrative & others	30	6	7	43
Total	**559**	**246**	**10**	**815**

VALE

Annex 2: Segment information

Segment results 2Q25

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**6,963**	**(4,104)**	**(35)**	**(84)**	**(48)**	**285**	**2,977**
Fines	5,762	(3,387)	(7)	(66)	(35)	129	2,396
Pellets	1,004	(577)	(1)	(2)	(2)	55	477
Other ferrous products and logistics services	197	(140)	(27)	(16)	(11)	101	104
Energy Transition Metals	**1,841**	**(1,220)**	**129**	**(36)**	**(10)**	**17**	**721**
Copper[2]	**958**	**(402)**	**(8)**	**(10)**	**–**	**–**	**538**
Salobo	730	(305)	(6)	(1)	–	–	418
Sossego	197	(97)	(1)	(1)	–	–	98
Other	31	–	(1)	(8)	–	–	22
Nickel[3]	**1,012**	**(781)**	**(8)**	**(25)**	**(10)**	**13**	**201**
Sudbury	521	(439)	(1)	(11)	–	–	70
Voisey's Bay & Long Harbour	222	(196)	(1)	(8)	–	–	17
Standalone Refineries	175	(169)	–	–	–	–	6
Onça Puma	71	(56)	(4)	–	(2)	–	9
Other[4]	23	79	(2)	(6)	(8)	13	99
Others[5]	**(129)**	**(37)**	**145**	**(1)**	**–**	**4**	**(18)**
Brumadinho and decharacterization of dams	**–**	**–**	**(38)**	**–**	**–**	**–**	**(38)**
Non-recurring expenses	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Unallocated items[6]	**–**	**–**	**(235)**	**(39)**	**–**	**–**	**(274)**
Total	**8,804**	**(5,324)**	**(179)**	**(159)**	**(58)**	**302**	**3,386**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and by-products from our nickel operations. [4] Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV's" in "Other". [5] Includes an adjustment of US$ 168 million increasing the adjusted EBITDA in 2Q25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [6] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM's EBITDA was US$ 669 million in 2Q25.

Segment results 2Q24

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**8,298**	**(4,415)**	**(81)**	**(94)**	**(67)**	**246**	**3,887**
Fines	6,729	(3,556)	(56)	(82)	(53)	89	3,071
Pellets	1,394	(705)	–	(1)	(2)	38	724
Other ferrous products and logistics services	175	(154)	(25)	(11)	(12)	119	92
Energy Transition Metals	**1,622**	**(1,171)**	**22**	**(70)**	**(3)**	**7**	**407**
Copper[2]	**779**	**(391)**	**(8)**	**(29)**	**–**	**–**	**351**
Salobo	614	(301)	(5)	(2)	–	–	306
Sossego	136	(90)	1	(3)	–	–	44
Other	29	–	(4)	(24)	–	–	1
Nickel[3]	**879**	**(731)**	**(6)**	**(31)**	**(3)**	**–**	**108**
Sudbury	426	(390)	(1)	(19)	–	–	16
Voisey's Bay & Long Harbour	136	(204)	(1)	(7)	–	–	(76)
Standalone Refineries	243	(222)	–	–	–	–	21
Onça Puma	18	(27)	(5)	–	(3)	–	(17)
PTVI (historical)	249	(168)	–	(2)	–	–	79
Other	(193)	280	1	(3)	–	–	85
Others[4]	**(36)**	**(49)**	**36**	**(10)**	**–**	**7**	**(52)**
Brumadinho and decharacterization of dams	**–**	**–**	**1**	**–**	**–**	**–**	**1**
Non-recurring expenses	**–**	**–**	**(5)**	**–**	**–**	**–**	**(5)**
Unallocated items[5]	**–**	**–**	**(272)**	**(25)**	**–**	**–**	**(297)**
Total	**9,920**	**(5,586)**	**(335)**	**(189)**	**(70)**	**253**	**3,993**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and by-products from our nickel operations. [4] Includes an adjustment of US$ 83 million increasing the adjusted EBITDA in 2Q24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [5] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 1 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q24. Considering the unallocated expenses, VBM's EBITDA was US$ 408 million in 2Q24.

Segment information 1Q25

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**6,375**	**(3,506)**	**(25)**	**(54)**	**(69)**	**166**	**2,887**
Fines	5,154	(2,810)	(4)	(45)	(58)	96	2,333
Pellets	1,055	(559)	3	(1)	(2)	40	536
Other ferrous products and logistics services	166	(137)	(24)	(8)	(9)	30	18
Energy Transition Metals	**1,744**	**(1,284)**	**102**	**(32)**	**(2)**	**26**	**554**
Copper[2]	**900**	**(339)**	**(4)**	**(10)**	**(1)**	**–**	**546**
Salobo	665	(257)	(3)	–	(1)	–	404
Sossego	165	(82)	–	(3)	–	–	80
Other	70	–	(1)	(7)	–	–	62
Nickel[3]	**969**	**(907)**	**(21)**	**(22)**	**(1)**	**23**	**41**
Sudbury	507	(490)	(3)	(10)	–	–	4
Voisey's Bay & Long Harbour	213	(257)	–	(5)	–	–	(50)
Standalone Refineries	217	(193)	–	–	–	–	24
Onça Puma	75	(53)	(2)	–	(1)	–	19
Other[4]	(43)	86	(16)	(7)	–	23	44
Others[5]	**(125)**	**(38)**	**127**	**–**	**–**	**3**	**(33)**
Brumadinho and decharacterization of dams	**–**	**–**	**(97)**	**–**	**–**	**–**	**(97)**
Non-recurring expenses	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Unallocated items[6]	**–**	**–**	**(192)**	**(37)**	**–**	**–**	**(229)**
Total	**8,119**	**(4,790)**	**(212)**	**(123)**	**(71)**	**192**	**3,115**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and by-products from our nickel operations. [4] Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV's" in "Other". [5] Includes adjustment of US$ 167 million in 1Q25 to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [6] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 26 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q25. Considering the unallocated expenses, VBM's EBITDA was US$ 528 million in 1Q25.

Segment information 6M25

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**13,338**	**(7,610)**	**(60)**	**(138)**	**(117)**	**451**	**5,864**
Fines	10,916	(6,197)	(11)	(111)	(93)	225	4,729
Pellets	2,059	(1,136)	2	(3)	(4)	95	1,013
Other ferrous products and logistics services	363	(277)	(51)	(24)	(20)	131	122
Energy Transition Metals	**3,585**	**(2,504)**	**231**	**(68)**	**(12)**	**43**	**1,275**
Copper[2]	**1,858**	**(741)**	**(12)**	**(20)**	**(1)**	**–**	**1,084**
Salobo	1,395	(562)	(9)	(1)	(1)	–	822
Sossego	362	(179)	(1)	(4)	–	–	178
Other	101	–	(2)	(15)	–	–	84
Nickel[3]	**1,981**	**(1,688)**	**(29)**	**(47)**	**(11)**	**36**	**242**
Sudbury	1,028	(929)	(5)	(20)	–	–	74
Voisey's Bay & Long Harbour	435	(453)	(1)	(14)	–	–	(33)
Standalone Refineries	392	(362)	–	–	–	–	30
Onça Puma	146	(108)	(6)	–	(3)	–	28
Other[4]	(20)	164	(17)	(13)	(8)	36	143
Others[5]	**(254)**	**(75)**	**272**	**(1)**	**–**	**7**	**(51)**
Brumadinho and decharacterization of dams	**–**	**–**	**(135)**	**–**	**–**	**–**	**(135)**
Non-recurring expenses	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Unallocated items[6]	**–**	**–**	**(427)**	**(76)**	**–**	**–**	**(503)**
Total	**16,923**	**(10,114)**	**(391)**	**(282)**	**(129)**	**494**	**6,501**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and by-products from our nickel operations. [4] Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV's" in "Other". [5] Includes an adjustment of US$ 335 million increasing the adjusted EBITDA in 6M25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [6] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 78 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M25. Considering the unallocated expenses, VBM's EBITDA was US$ 1,197 million in 6M25.

Segment information 6M24

US$ million	Net operating revenues	Cost[1]	SG&A and others[1]	R&D[1]	Pre operating & stoppage[1]	Associates and JV's EBITDA	Adjusted EBITDA
Iron Ore Solutions	**15,323**	**(7,967)**	**(145)**	**(177)**	**(131)**	**443**	**7,346**
Fines	12,021	(6,259)	(105)	(152)	(104)	177	5,578
Pellets	2,979	(1,444)	6	(2)	(7)	74	1,606
Other ferrous products and logistics services	323	(264)	(46)	(23)	(20)	192	162
Energy Transition Metals	**3,056**	**(2,308)**	**28**	**(121)**	**(4)**	**13**	**664**
Copper[2]	**1,418**	**(720)**	**(11)**	**(52)**	**–**	**–**	**635**
Salobo	1,116	(539)	(7)	(4)	–	–	566
Sossego	248	(181)	–	(6)	–	–	61
Other	54	–	(4)	(42)	–	–	8
Nickel[3]	**1,715**	**(1,504)**	**(30)**	**(52)**	**(4)**	**–**	**125**
Sudbury	903	(787)	(6)	(31)	–	–	79
Voisey's Bay & Long Harbour	282	(376)	(5)	(11)	–	–	(110)
Standalone Refineries	471	(456)	–	–	–	–	15
Onça Puma	18	(67)	(9)	(1)	(4)	–	(63)
PTVI (historical)	479	(338)	–	(4)	–	–	137
Other	(438)	520	(10)	(5)	–	–	67
Others[4]	**(77)**	**(84)**	**69**	**(17)**	**–**	**13**	**(96)**
Brumadinho and decharacterization of dams	**–**	**–**	**(40)**	**–**	**–**	**–**	**(40)**
Non-recurring expenses	**–**	**–**	**(29)**	**–**	**–**	**–**	**(29)**
Unallocated items[5]	**–**	**–**	**(462)**	**(47)**	**(1)**	**–**	**(510)**
Total	**18,379**	**(10,275)**	**(648)**	**(345)**	**(136)**	**456**	**7,431**

[1] Excluding depreciation, depletion and amortization. [2] Including by-products from our copper operations. [3] Including copper and by-products from our nickel operations. [4] Includes an adjustment of US$ 150 million increasing the adjusted EBITDA in 6M24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [5] Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale's Financial Statements available on our website. Includes US$ 48 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M24. Considering the unallocated expenses, VBM's EBITDA was US$ 618 million in 6M24.

VALE

Annex 3: Additional information by business segment

Iron Ore Solutions: Financial results detailed

Volumes, prices, premium and revenues breakdown

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Volume sold ('000 metric tons)								
Fines[1]	**67,678**	**68,512**	**-1%**	**56,762**	**19%**	**124,441**	**121,058**	**3%**
IOCJ	6,397	13,180	-51%	4,596	39%	10,993	22,580	-51%
BRBF	32,842	30,528	8%	36,391	-10%	69,233	56,443	23%
Pellet feed - China (PFC1)[2]	5,518	3,337	65%	3,928[4]	40%	9,446	5,873	61%
Lump	1,717	1,782	-4%	1,679	2%	3,396	3,591	-5%
High-silica products	3,886	11,372	-66%	1,957	99%	5,843	18,535	-68%
Other fines (60-62% Fe)	17,318	8,313	108%	8,210[4]	111%	25,528	14,036	82%
Pellets	**7,483**	**8,864**	**-16%**	**7,493**	**0%**	**14,976**	**18,089**	**-17%**
ROM	**2,185**	**2,416**	**-10%**	**1,886**	**16%**	**4,071**	**4,471**	**-9%**
Total - Iron ore sales	**77,346**	**79,792**	**-3%**	**66,141**	**17%**	**143,487**	**143,619**	**0%**
Share of premium products[3] (%)	68%	70%		79%		73%	72%	

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Average prices (US$/t)								
Iron ore - 62% Fe price index	97.8	111.8	-13%	103.6	-6%	100.7	117.7	-14%
Iron ore - 62% Fe low alumina index	97.2	112.6	-14%	103.3	-6%	100.2	118.4	-15%
Iron ore - 65% Fe index	108.8	126.1	-14%	117.1	-7%	112.9	131.0	-14%
Provisional price at the end of the quarter	94.2	106.5	-12%	101.8	-7%	94.2	106.5	-12%
Iron ore fines Vale's CFR reference (dmt)	95.3	110.2	-14%	102.2	-7%	98.5	110.9	-11%
Iron ore fines realized price, CFR/FOB (wmt)	85.1	98.2	-13%	90.8	-6%	87.7	99.3	-12%
Iron ore pellets realized price, CFR/FOB (wmt)	134.1	157.2	-15%	140.8	-5%	137.5	164.7	-17%
Iron ore fines and pellets quality premium (US$/t)								
Iron ore fines quality and premiums	(1.1)	(3.3)	-67%	(1.3)	-15%	(1.2)	(2.5)	-52%
Pellets business' weighted average contribution	2.2	3.1	-29%	3.1	-29%	2.6	3.4	-24%
All-in premium - Total	**1.1**	**(0.1)**	**n.a.**	**1.8**	**-39%**	**1.4**	**0.9**	**56%**
Net operating revenue by product (US$ million)								
Fines	5,762	6,729	-14%	5,154	12%	10,916	12,021	-9%
ROM	27	27	0%	29	-7%	55	54	2%
Pellets	1,004	1,394	-28%	1,055	-5%	2,059	2,979	-31%
Other ferrous products and logistics services	170	148	15%	137	24%	308	269	14%
Total	**6,963**	**8,298**	**-16%**	**6,375**	**9%**	**13,338**	**15,323**	**-13%**

[1] Including third-party purchases. [2] Products concentrated in Chinese facilities. [3] Brazilian Blend Fines (BRBF), Carajás (IOCJ), pellets and pellet feed. [4] Restated from historical figures.

VALE

Volume sold by destination – Fines, pellets and ROM

'000 metric tons	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Americas	**8,993**	**9,965**	**-10%**	**8,887**	**1%**	**17,880**	**19,750**	**-9%**
Brazil	8,166	8,977	-9%	8,160	0%	16,326	17,739	-8%
Others	827	988	-16%	727	14%	1,554	2,011	-23%
Asia	**62,195**	**62,357**	**0%**	**50,438**	**23%**	**112,633**	**109,229**	**3%**
China	48,903	50,270	-3%	39,635	23%	88,538	87,676	1%
Japan	6,286	6,543	-4%	4,834	30%	11,120	11,608	-4%
Others	7,006	5,545	26%	5,969	17%	12,975	9,946	30%
Europe	**3,458**	**4,199**	**-18%**	**3,962**	**-13%**	**7,420**	**7,516**	**-1%**
Germany	1,060	1,185	-11%	1,159	-9%	2,219	1,961	13%
France	247	590	-58%	312	-21%	559	1,179	-53%
Others	2,151	2,424	-11%	2,491	-14%	4,642	4,376	6%
Middle East	**1,387**	**1,386**	**0%**	**1,302**	**7%**	**2,689**	**2,793**	**-4%**
Rest of the World	**1,313**	**1,885**	**-30%**	**1,552**	**-15%**	**2,865**	**4,330**	**-34%**
Total	**77,346**	**79,792**	**-3%**	**66,141**	**17%**	**143,487**	**143,618**	**0%**

Iron ore fines pricing

Pricing system breakdown (%)

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Lagged	13	15	-13%	14	-7%
Current	57	56	2%	61	-7%
Provisional	30	29	3%	25	20%
Total	**100**	**100**	**0%**	**100**	**0%**

Price realization

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q
Average reference price (dmt)	**97.8**	**111.8**	**-13%**	**103.6**	**-6%**
Quality and premiums[1]	(1.1)	(3.3)	-67%	(1.3)	-15%
Impact of pricing system adjustments	(1.3)	1.6	n.a.	(0.3)	333%
Provisional prices in prior quarter[2]	(0.5)	1.8	n.a.	0.7	n.a.
Lagged prices	0.6	1.6	-63%	(0.4)	n.a.
Current prices	(0.3)	(0.2)	50%	(0.1)	200%
Provisional prices in current quarter[3]	(1.1)	(1.6)	-31%	(0.5)	120%
CFR reference (dmt)	**95.3**	**110.2**	**-13%**	**102.2**	**-7%**
Adjustments for FOB sales[4]	(2.3)	(3.0)	-23%	(3.1)	-26%
Moisture	(7.9)	(8.9)	-11%	(8.3)	-5%
Vale realized price (wmt)[5]	**85.1**	**98.2**	**-13%**	**90.8**	**-6%**

[1] Includes quality (US$ 0.57/t) and premiums/discounts and commercial conditions (US$ -1.64/t). [2] Adjustment as a result of provisional prices booked in 1Q25 at US$ 101.8/t. [3] Difference between the weighted average of the prices provisionally set at the end of 2Q25 at US$ 94.2/t based on forward curves and US$ 97.8/t from the 2Q25 average reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale's price is net of taxes.

Iron ore fines costs & expenses

COGS – 2Q25 vs. 2Q24

US$ million	2Q24	Volume	Exchange rate	Others	Total variation	2Q25
C1 cash costs	1,935	(22)	(84)	(48)	(154)	1,781
Freight	1,114	25	–	(44)	(18)	1,096
Distribution costs	182	(2)	–	59	57	239
Royalties & others	325	(4)	–	(50)	(54)	271
Total costs before depreciation and amortization	**3,556**	**(3)**	**(84)**	**(83)**	**(170)**	**3,387**
Depreciation	402	(5)	(20)	11	(14)	388
Total	**3,958**	**(8)**	**(104)**	**(72)**	**(184)**	**3,775**

Cash cost and freight

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
C1 cash cost (US$ million)								
C1 cash cost, including third-party purchase costs (A)	1,781	1,935	-8%	1,401	27%	3,182	3,382	-6%
Third-party purchase cost adjustment[1] (B)	458	409	12%	340	35%	798	755	6%
C1 cash cost, ex-third-party purchase costs (C = A – B)	1,323	1,526	-13%	1,061	25%	2,384	2,626	-9%
Sales volumes (Mt)								
Volume sold[2] (D)	67.7	68.5	-1%	56.8	19%	124.4	121.1	3%
Volume sold from third-party purchases (E)	8.1	7.1	14%	6.2	31%	14.4	12.8	13%
Volume sold from own operations (F = D – E)	59.5	61.4	-3%	50.6	18%	110.0	108.3	2%
C1 cash cost[2], FOB (US$/t)								
C1 cash cost, ex-third-party purchase costs (C/F)	22.2	24.9	-11%	21.0	6%	21.7	24.3	-11%
Average third-party purchase C1 cash cost (B/E)	56.3	57.4	-2%	54.8	3%	55.6	59.2	-6%
Iron ore cash cost (A/D)	26.3	28.2	-7%	24.7	6%	25.6	27.9	-8%
Freight								
Maritime freight costs (G)	1,096	1,114	-2%	946	16%	2,042	1,974	3%
CFR sales (%) (H)	88%	85%	3 p.p.	90%	-2 p.p.	89%	85%	4 p.p.
Volume CFR (Mt) (I = D x H)	59.8	58.5	2%	50.9	17%	110.7	103.0	7%
Freight unit cost (US$/t) (G/I)	18.3	19.0	-4%	18.6	-2%	18.4	19.2	-4%

[1] Includes logistics costs related to third-party purchases. [2] Excludes ROM, royalties and distribution costs.

Expenses

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
SG&A	11	15	-27%	14	-21%	25	50	-50%
R&D	66	82	-20%	45	47%	111	152	-27%
Pre-operating and stoppage expenses	35	53	-34%	58	-40%	93	104	-11%
Other expenses	(4)	41	n.a.	(10)	-60%	(14)	55	n.a.
Total expenses	**108**	**191**	**-43%**	**107**	**1%**	**215**	**361**	**-40%**

Iron Ore Solutions: Project Details

Growth projects	Capex 2Q25	Financial Progress[1]	Physical Progress	Comments
Serra Sul +20 *Capacity: 20 Mtpy* *Start-up: 2H26* *Capex: US$ 2,844 MM*	90	57%	77%	The semi-mobile crusher load tests at the mine have been concluded. Assembly of the long-distance conveyor belt is progressing according to schedule and is 73% complete. At the plant, the buildings of the secondary crusher and Screener are progressing according to schedule.
Sustaining projects	**Capex 2Q25**	**Financial Progress[1]**	**Physical Progress**	**Comments**
Compact Crushing S11D *Capacity: 50 Mtpy* *Start-up: 2H26* *Capex: US$ 755 MM*	54	58%	76%	Construction of the primary crusher continues to advance according to schedule and is 72% complete. The assembly of the secondary crusher has advanced to almost 40%.

[1] CAPEX disbursement until end of 2Q25 vs. CAPEX expected.

Projects under evaluation

Apolo	**Capacity: 14 Mtpy**	**Stage: FEL2**
Southeastern System (Brazil)	Growth project	
Vale's ownership: 100%	Open pit mine	
Briquette plants	**Capacity: Under evaluation**	**Stage: 2 plants at FEL3; 5 plants at different stages of FEL**
Brazil and other regions	Growth project	Investment decision: 2025-2030
Vale's ownership: N/A	Cold agglomeration plant	
Itabira mines	**Capacity: 25 Mtpy**	**Stage: projects at different phases of FEL1 and FEL2**
Southeastern System (Brazil)	Replacement project	
Vale's ownership: 100%	Open pit mine	Diverse pits and tailing and waste stockpile projects aimed at maintaining Itabira's long-term production volumes
Mega Hubs	**Capacity: Under evaluation**	**Stage: Prefeasibility Study**
Middle East	Growth project	
Vale's ownership: N/A	Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics	Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs
S11C	**Capacity: Under evaluation**	**Stage: FEL2**
Northern System (Brazil)	Replacement project	
Vale's ownership: 100%	Open pit mine	
Serra Norte N1/N2[1]	**Capacity: 10 Mtpy**	**Stage: FEL2**
Northern System (Brazil)	Replacement project	
Vale's ownership: 100%	Open pit mine	

[1] Project scope is under review given permitting constraints.

Energy Transition Metals: Copper

Revenues & price realization

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Volume sold								
Copper ('000 metric tons)	66	58	14%	61	8%	127	115	10%
Gold as by-product ('000 oz)	98	89	10%	95	3%	193	173	12%
Silver as by-product ('000 oz)	287	242	19%	278	3%	565	430	31%
Average prices								
Average LME copper price (US$/t)	9,524	9,753	-2%	9,340	2%	9,431	9,090	4%
Average copper realized price (US$/t)	8,985	9,202	-2%	8,891	1%	8,940	8,456	6%
Gold (US$/oz)[1]	3,263	2,361	38%	2,944	11%	3,106	2,225	40%
Silver (US$/oz)	32	27	19%	32	0%	32	26	23%
Net revenue (US$ million)								
Copper	597	535	12%	541	10%	1,138	969	17%
Gold as by-product[1]	320	209	53%	281	14%	601	386	56%
Silver as by-product	9	7	29%	9	0%	18	11	64%
Total	**926**	**751**	**23%**	**830**	**12%**	**1,756**	**1,366**	**29%**
PPA adjustments[2]	32	28	14%	70	-54%	102	52	96%
Net revenue after PPA adjustments	**958**	**779**	**23%**	**900**	**6%**	**1,858**	**1,418**	**31%**

[1] Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. [2] PPA adjustments to be disclosed separately from 1Q24 onwards. On June 30th, 2025, Vale had provisionally priced copper sales from Sossego and Salobo totaling 40,445 tons valued at weighted average LME forward price of US$ 9,781/t, subject to final pricing over the following months.

Breakdown of copper realized prices

US$/t	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Average LME copper price	9,524	9,753	-2%	9,340	2%	9,431	9,090	4%
Current period price adjustments[1]	(73)	(204)	-64%	(85)	-14%	(73)	(98)	-26%
Copper gross realized price	9,450	9,549	-1%	9,256	2%	9,357	8,992	4%
Prior period price adjustments[2]	(247)	125	n.a.	(79)	213%	(167)	(40)	318%
Copper realized price before discounts	**9,203**	**9,674**	**-5%**	**9,177**	**0%**	**9,190**	**8,953**	**3%**
TC/RCs, penalties, premiums and discounts[3]	(218)	(472)	-54%	(286)	-24%	(250)	(496)	-50%
Average copper realized price	**8,985**	**9,202**	**-2%**	**8,891**	**1%**	**8,940**	**8,456**	**6%**

Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). [1] Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. [2] Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. [3] TC/RCs, penalties, premiums and discounts for intermediate products.

Energy Transition Metals: Nickel

Revenues & price realization

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Volume sold ('000 metric tons)								
Nickel	41	34	21%	39	5%	80	67	19%
Copper	23	18	28%	21	10%	44	38	16%
Gold as by-product ('000 oz)	11	9	22%	9	22%	20	21	-5%
Silver as by-product ('000 oz)	286	206	39%	294	-3%	580	451	29%
PGMs ('000 oz)	57	38	50%	56	2%	113	110	3%
Cobalt (metric ton)	667	320	108%	681	-2%	1,348	785	72%
Average realized prices (US$/t)								
Nickel	15,800	18,638	-15%	16,106	-2%	15,948	17,729	-10%
Copper	8,693	9,137	-5%	7,983	9%	8,351	8,256	1%
Gold (US$/oz)	3,429	2,435	41%	3,034	13%	3,255	2,216	47%
Silver (US$/oz)	35	28	25%	31	13%	33	25	32%
Cobalt	36,692	28,258	30%	26,434	39%	31,511	29,586	7%
Net revenue by product (US$ million)								
Nickel	657	639	3%	623	5%	1,280	1,195	7%
Copper	197	164	20%	168	17%	365	317	15%
Gold as by-product[1]	38	22	73%	27	41%	65	46	41%
Silver as by-product	10	6	67%	9	11%	19	11	73%
PGMs	70	38	84%	57	23%	127	106	20%
Cobalt[1]	24	9	167%	18	33%	42	23	83%
Others	12	5	140%	9	33%	21	15	40%
Total	**1,008**	**882**	**14%**	**911**	**11%**	**1,919**	**1,714**	**12%**
PPA adjustments[2]	4	(3)	n.a.	58	-93%	62	1	6100%
Net revenue after PPA adjustments	**1,012**	**879**	**15%**	**969**	**4%**	**1,981**	**1,715**	**16%**

[1] Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. [2] PPA adjustments started to disclose separately in 1Q24.

Breakdown of nickel volumes sold, realized price and premium

	2Q25	2Q24	Δ y/y	1Q25	Δ q/q	6M25	6M24	Δ y/y
Volumes (kt)								
Upper Class I nickel	23.2	19.0	22%	23.0	1%	46.1	39.8	16%
- of which: EV Battery	2.8	0.8	250%	2.3	22%	5.0	1.6	213%
Lower Class I nickel	7.4	3.9	90%	6.6	12%	14.0	7.4	89%
Class II nickel	10.4	6.6	58%	8.9	17%	19.3	11.0	75%
Intermediates	0.4	4.7	-91%	0.4	0%	0.8	9.2	-91%
Total	**41.4**	**34.3**	**21%**	**38.9**	**6%**	**80.3**	**67.4**	**19%**
Nickel realized price (US$/t)								
LME average nickel price	15,171	18,415	-18%	15,571	-3%	15,374	17,495	-12%
Average nickel realized price	15,800	18,638	-15%	16,106	-2%	15,948	17,758	-10%
Contribution to the nickel realized price by category:								
Nickel average aggregate premium/(discount)	414	319	30%	535	-23%	517	415	25%
Other timing and pricing adjustments contributions[1]	214	(97)	n.a.	1	n.a.	57	(152)	n.a.

[1] Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a positive impact of US$96/t and (ii) fixed-price sales, with a positive impact of US$45/t.

Product type by operation

% of sales	North Atlantic[1]	Matsusaka	Onça Puma
Upper Class I	74.5	-	-
Lower Class I	23.5	-	-
Class II	1.5	98.0	97.1
Intermediates	0.5	2.0	2.9

[1] Comprises Sudbury, Clydach and Long Harbour refineries.

VALE

Energy Transition Metals: Projects Details

Growth projects	Capex 2Q25	Financial progress[1]	Physical progress	Comments
Onça Puma 2nd Furnace *Capacity: 12-15 ktpy* *Start-up: 2H25* *Capex: US$ 555 MM*	28	59%	94%	The project is progressing according to the schedule and within budget. The furnace assembly is progressing as planned.

[1] CAPEX disbursement until end of 2Q25 vs. CAPEX expected.

Projects under evaluation

Copper		
Alemão	**Capacity: 60 -70 ktpy**	**Stage: FEL3**
Carajás, Brazil	Growth project	Investment decision: 2026
Vale Base Metals ownership: 100%	Underground mine	115 kozpy Au as by-product
South Hub extension (118 / Cristalino)	**Capacity: 60-70 ktpy**	**Stage: FEL2-FEL3**
Carajás, Brazil	Replacement project	
Vale Base Metals ownership: 100%	Development of mines to feed Sossego	
Victor	**Capacity: 20 ktpy**	**Stage: FEL3**
Ontario, Canada	Replacement project	Investment decision: 2025-2026
Vale's ownership: N/A	Underground mine	5 ktpy Ni as co-product; JV partnership under discussion
Hu'u	**Capacity: 300-350 ktpy**	**Stage: FEL2**
Dompu, Indonesia	Growth project	200 kozpy Au as by-product
Vale's ownership: 80%	Underground block cave	
Paulo Afonso (North Hub)	**Capacity: 70-100 ktpy**	**Stage: FEL2**
Carajás, Brazil	Growth project	
Vale Base Metals ownership: 100%	Mines and Processing plant	
Salobo Expansion	**Capacity: 20-30 ktpy**	**Stage: FEL2**
Carajás, Brazil	Growth project	Investment decision: 2026-2027
Vale Base Metals ownership: 100%	Processing plant	
Nickel		
CCM Pit	**Capacity: 12-15 ktpy**	**Stage: FEL3**
Ontario, Canada	Replacement project	Investment decision: 2026-2027
Vale Base Metals ownership: 100%	Open pit mine	7-9 ktpy Cu as by-product
CCM Ph. 3	**Capacity: 5-10 ktpy**	**Stage: FEL3**
Ontario, Canada	Replacement project	Investment decision: 2025
Vale Base Metals ownership: 100%	Underground mine	7-13 ktpy Cu as by-product
CCM Ph. 4	**Capacity: 7-12 ktpy**	**Stage: FEL2**
Ontario, Canada	Replacement project	7-12 ktpy Cu as by-product
Vale Base Metals ownership: 100%	Underground mine	
Nickel Sulphate Plant	**Capacity: ~25 ktpy**	**Stage: FEL3**
Quebec, Canada	Growth project	Investment decision: 2025
Vale Base Metals ownership: N/A		

Annex 4: Brumadinho, Samarco & Dam Decharacterization

Brumadinho & Dam decharacterization

US$ million	Provisions balance 31Mar25	EBITDA impact[2]	Payments	FX and other adjustments[3]	Provisions balance 30Jun25
Decharacterization	2,342	(56)	(83)	164	2,367
Agreements & donations[1]	2,132	10	(204)	191	2,129
Total Provisions	**4,474**	**(46)**	**(287)**	**355**	**4,496**
Incurred Expenses	–	84	(84)	–	–
Total	**4,474**	**38**	**(371)**	**355**	**4,496**

[1] Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. [2] Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. [3] Includes foreign exchange, present value and other adjustments.

Impact of Brumadinho and Decharacterization from 2019 to 2Q25

US$ million	EBITDA impact	Payments	FX and other adjustments[2]	Provisions balance 30Jun2025
Decharacterization	4,920	(2,291)	(262)	2,367
Agreements & donations[1]	9,284	(7,529)	374	2,129
Total Provisions	**14,204**	**(9,820)**	**112**	**4,496**
Incurred expenses	3,497	(3,497)	–	–
Others	180	(178)	(2)	–
Total	**17,881**	**(13,495)**	**110**	**4,496**

[1] Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. [2] Includes foreign exchange, present value and other adjustments.

Cash outflow of Brumadinho & Decharacterization commitments[1,2]

US$ billion	Disbursed from 2019 to 2Q25	2H25	2026	2027	Yearly average 2028-2035[3]
Decharacterization	(2.3)	0.2	0.5	0.4	0.2
Integral Reparation Agreement & other reparation provisions	(7.5)	0.7	0.7	0.5	0.2[4]
Incurred expenses	(3.5)	0.2	0.3	0.3	0.2[5]
Total	**(13.3)**	**1.1**	**1.5**	**1.2**	**–**

[1] Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.4571. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Estimate annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 229 million per year. [4] Disbursements related to the Integral Reparation Agreement ending in 2031. [5] Disbursements related to incurred expenses ending in 2029.

Cash outflow of Samarco commitments[1]

	Already disbursed	2H25	2026	2027	2028	2029	2030	Yearly average 2031-2043
Mariana reparation – 100%	60.6	15.3	9.9	6.1	5.5	5.4	6.1	5.1
Vale's contribution (R$ billion)		7.2	4.9	3.0	2.0	1.8	1.5	–
Vale's contribution (US$ billion)[2]		**1.3**	**0.9**	**0.6**	**0.4**	**0.3**	**0.3**	**–**

[1] Amounts stated in real terms. [2] BRL-USD exchange final rate of June 30, 2025 of 5.4571.

VALE